PJT Partners

2023 Annual Report



PJT Partners

To Our Shareholders,



Much has changed from our last shareholder letter. Then, we were navigating turbulent markets, weighed down by the first significant bank failures in more than a decade, 11 interest rate hikes, and increasing expectations of an imminent recession. Since then, interest rates have seemingly crested and the highly anticipated recession has failed to materialize even though inflationary pressures have proved difficult to rein in. While we may still avoid a hard landing, the geopolitical news flow has been sobering. With shocking acts of terrorism and escalating conflicts around the world, we are living in dangerous times. War rages in the Middle East and Ukraine and geopolitical tensions are rising with the potential for a fundamental realignment of global alliances.

In these fraught times, our unique model of highly experienced, collaborative teams of bankers providing sophisticated advice and broad capabilities resonates more than ever with clients. In 2023, our Firm delivered record revenues as our leading Restructuring team capitalized on a tumultuous credit environment while our Strategic Advisory business had strong relative performance in a subdued M&A market. We finished the year with the strongest balance sheet in our Firm's history.

These results, by their very nature, are backward looking. Looking forward, I remain confident that our Firm will continue to go from strength to strength due to the investments we have made in our future. We remained front footed during last year's challenging markets by increasing Strategic Advisory Partner and Managing Director headcount 20%. Our new hires will significantly augment the depth and breadth of our expertise and footprint.

Investing in long lasting, trusted relationships is the essence of our business. In 2023, we delivered innovative strategic solutions to an ever increasing number of clients and were involved in an increasing number of industry defining transactions.

In closing, I would like to thank our Partners and colleagues for their dedicated service in helping our clients to navigate these challenging markets. And, I would like to thank you, our shareholders, for your continued support.

Sincerely,

Paul J. Taubman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-36869



PJT Partners Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**36-4797143**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**
280 Park Avenue	
New York, New York	**10017**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 364-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.01 per share	PJT	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2023 the aggregate market value of the Registrant's Class A common stock (based upon the closing stock price) held by non-affiliates was approximately $1.6 billion.

As of February 21, 2024, there were 23,917,255 shares of Class A common stock, par value $0.01 per share, and 133 shares of Class B common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to its 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

PJT Partners Inc. was formed in connection with certain merger and spin-off transactions whereby the financial and strategic advisory services, restructuring and reorganization advisory services and Park Hill Group businesses of Blackstone Inc. ("Blackstone" or our "former Parent") were combined with PJT Capital LP, a financial advisory firm founded by Paul J. Taubman in 2013 (together with its then affiliates, "PJT Capital"), and the combined business was distributed to Blackstone's unitholders to create PJT Partners Inc., a stand-alone, independent publicly traded company. Throughout this Annual Report on Form 10-K, we refer to this transaction as the "spin-off."

PJT Partners Inc. is a holding company and its only material asset is its controlling equity interest in PJT Partners Holdings LP, a holding partnership that holds the Company's operating subsidiaries, and certain cash and cash equivalents it may hold from time to time as described herein in "Part II. Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy." As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. operates and controls all of the business and affairs and consolidates the financial results of PJT Partners Holdings LP and its operating subsidiaries.

In this Annual Report on Form 10-K, unless the context requires otherwise, the words "PJT Partners Inc." refers to PJT Partners Inc., and "PJT Partners," the "Company," "we," "us" and "our" refer to PJT Partners Inc., together with its consolidated subsidiaries, including PJT Partners Holdings LP and its operating subsidiaries.

Forward-Looking Statements

Certain material presented herein contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include certain information concerning future results of operations, business strategies, acquisitions, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "opportunity," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "might," "should," "could" or the negative of these terms or similar expressions.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not place undue reliance upon any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: (a) changes in governmental regulations and policies; (b) cyber attacks, security vulnerabilities, and internet disruptions, including breaches of data security and privacy leaks, data loss, and business interruptions; (c) failures of our computer systems or communication systems, including as a result of a catastrophic event and the use of remote work environments and virtual platforms; (d) the impact of catastrophic events, including business disruptions, pandemics, reductions in employment and an increase in business failures on (1) the U.S. and the global economy, and (2) our employees and our ability to provide services to our clients and respond to their needs; (e) the failure of third-party service providers to perform their functions; and (f) volatility in the political and economic environment, including as a result of inflation, elevated interest rates, and geopolitical and military conflicts.

Any of these factors, as well as such other factors discussed in the "Risk Factors" section of this report, as such factors may be updated from time to time in our periodic filings with the U.S. Securities and Exchange Commission ("SEC"), accessible on the SEC's website at www.sec.gov, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that are not currently expected to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

Website Disclosure

We use our website (www.pjtpartners.com) as a channel of distribution of Company information. The information we post may be deemed material. Accordingly, investors should monitor the website, in addition to following our press releases, SEC filings and public conference calls and webcasts. In addition, you may automatically receive e-mail alerts and other information about PJT Partners when you enroll your e-mail address by visiting the "Investor Relations" page of our website at ir.pjtpartners.com. Although we refer to our website in this report, the contents of our website are not included or incorporated by reference into this report. All references to our website in this report are intended to be inactive textual references only.

PART I.

ITEM 1. BUSINESS

Overview

PJT Partners is a premier, global, advisory-focused investment bank that was built from the ground up to be different. Our highly experienced, collaborative teams provide independent advice coupled with old-world, high-touch client service. This ethos has allowed us to attract some of the very best talent in the markets in which we operate. We deliver leading advice to many of the world's most consequential companies, effect some of the most transformative transactions and restructurings and raise billions of dollars of capital around the globe to support startups and more established companies. PJT Partners began trading on the New York Stock Exchange ("NYSE") under the symbol "PJT" on October 1, 2015.

We have highly integrated world-class franchises in each of the areas in which we compete:

Strategic Advisory

> Mergers & Acquisitions
> Capital Markets Advisory
> Complex Investor Matters
> Board Advisory
> Activism Defense
> ESG Transition
> Geopolitical and Policy Advisory

Restructuring & Special Situations

> Liability Management
> Out-of-Court Restructurings
> In-Court Bankruptcy
> Specialty Financings
> Cross-border Reorganizations
> Mass Tort Liability Resolutions
> Distressed M&A and Asset Sales

PJT Park Hill

> Private Equity
> Real Estate
> Alternative Credit/Hedge Funds
> Private Capital Solutions

Strategic Advisory

Our team of leading professionals delivers strategic advice and innovative solutions to our clients in often highly complex and challenging situations. We advise clients on transactions including mergers and acquisitions ("M&A"), spin-offs, activism defense, contested M&A, joint ventures, minority investments and divestitures. Additionally, we advise private and public company boards and management teams on strategies for building productive investor relationships with a focus on shareholder engagement; complex investor matters; environmental, social and governance ("ESG") transition solutions; and other critical strategic, governance and shareholder matters. Our capital markets advisory team advises and executes public and private capital raises in the debt and equity capital markets, including debt financings, acquisition financings, structured product offerings, public equity raises including initial public offerings and special purpose acquisition company offerings, private capital raises for early and later stage companies as well as other capital structure related matters. Our geopolitical and policy advisory practice assists corporate boards and management teams to navigate changing geopolitical relationships against the backdrop of evolving political landscapes.

Restructuring and Special Situations

Our Restructuring and Special Situations business is one of the world's leading advisors in financial restructuring and reorganization, liability management, distressed M&A and Chapter 11 matters. We have been named International Financing Review Restructuring Advisor of the Year for each of the past four years and are consistently ranked among the top three financial advisors in announced global restructuring volume. With expertise in highly complex capital structure challenges, we advise management teams, corporate boards, sponsors and creditors in situations where a company is experiencing financial distress.

PJT Park Hill

PJT Park Hill, our leading global alternative asset advisory and fundraising business, provides private fund advisory and fundraising services for a diverse range of investment strategies. Moreover, PJT Park Hill is the only group among its peers with top-tier, dedicated private equity, alternative credit/hedge funds, real estate, directs and private capital solutions groups. PJT Park Hill's private capital solutions business is a leading advisor to general partners and limited partners on liquidity and other structured solutions.

Our Key Competitive Strengths

We strive to deliver on our Company strategy by leveraging the strengths of our organization:

- *Young, Entrepreneurial Firm.* We combine decades of experience and excellence with the energy and enthusiasm of a new firm. Our teams act as trusted advisors to a diverse group of clients around the world, providing clients with creative solutions to address a range of complex strategic matters. The creativity and depth of our advice, and the integrity and judgment with which we deliver it, provide a strong foundation for our growing business.

- *Global Market Leadership.* Our growing premier Strategic Advisory business is comprised of industry-leading practitioners and has advised on some of the most high-profile and complex transactions around the globe. Our industry-leading PJT Camberview business is a trusted advisor in the marketplace, having advised more than 55 Fortune 100 companies since its founding in 2012. Our Restructuring and Special Situations Group is a global market leader. Our PJT Park Hill platform has a leading market position across its businesses and has long-standing relationships around the globe that provides us with unique access to capital sources and drives incremental value for our clients.

  Our partners have decades of experience and deep relationships with a vast network of corporate executives, board members, financial sponsors, fund managers and governments. Their expertise across multiple product areas, industry verticals and geographies are sought by clients in some of the most complex domestic and cross-border situations.

- *Client Centric.* Our success is built around the trust our clients have placed in us. We work every day to ensure that we are providing cutting-edge advice on the critical matters facing our clients. We work to help them navigate through complex challenges and bold opportunities in order to meet their strategic objectives. Delivering optimal outcomes is what we strive for – our clients' results are our reputation. The quality of our advice is core to what we do.

- *Premier Destination for Top Talent at All Levels.* We have successfully recruited, and will continue to recruit, a wide range of talented colleagues from a diverse range of backgrounds and experiences who are attracted to our world-class advisory services and our unique culture. Since our earliest days, we have maintained that having the best people and an inclusive culture would be key to building an enduring franchise. Our perspective was, and still is, that a great team not only brings in top-tier clients, but also appeals to a wide-range of talented colleagues. Professionals at all levels choose to join PJT Partners because we offer the best qualities of a much larger, established organization along with the best qualities of a small, entrepreneurial firm where advice is the main event and where individual contributions matter.

- *Collaboration Embedded in Culture.* From day one of our firm, we have been committed to our culture being a commercial differentiator – one that attracts and retains people in order to create a world-class firm built for the long term. Our culture is defined by strong character, differentiated capabilities and collaboration. These essential qualities help us build better client relationships and better client outcomes.

- *One Integrated Firm, Highly Complementary Businesses.* Our firm benefits from having a number of leading and complementary businesses. Our differentiated and diverse portfolio of industry, product and geographical expertise enables us to serve our clients in a unique way. Our premier advisory franchises allow us to provide best-in-class advice to clients whether they are looking for growth through strategic alternatives, advice in shareholder engagement or in a restructuring or reorganization, or access to capital. Our deep networks across businesses allow us to connect clients and help them to meet their strategic objectives.

- *Asset-Light Business Model.* Our Company has deep global expertise, footprint and relationships while operating out of 12 locations around the world. Since inception, we focus on intellectual capital and relationships and have chosen to operate in an asset-light, cloud-based environment, without the constraints of heavy infrastructure, legacy systems or processes.

Our Growth Strategy

Our strategy to achieve our growth objectives has the following components:

- ***Significantly Increase the Breadth and Depth of Our Advisory Franchise through Footprint Expansion.*** We remain committed to attracting top talent to expand into new industry verticals to serve a broader range of clients. We also continue to expand our global reach through talent additions, strategic alliances and senior advisors who can provide additional advice and relationships to key decision makers and sources of capital around the globe.

- ***Opportunity to Deepen Our Advisory Capabilities.*** We are committed to building on our suite of product capabilities to provide clients with deeper expertise in new and evolving areas to help them navigate complex challenges and achieve their strategic objectives. As the world becomes increasingly more complex, clients value our ability to provide differentiated advice on a wide range of strategic matters, restructurings and recapitalizations, capital structure solutions, investor issues and fundraising alternatives.

- ***Further Integration of Capabilities Across Businesses.*** We operate a scaled, diversified global advisory franchise comprised of highly synergistic businesses, each of which are defined by our cultural values; strong character, differentiated capabilities and collaboration. Our people have relationships with a vast network of corporate executives, board members, financial sponsors, fund managers and governments, as well as expertise in multiple product areas, industry verticals and geographies. By operating in a more integrated and cohesive manner, we offer our clients a comprehensive and differentiated suite of advisory services. Moreover, our deep networks across our businesses allow us to connect clients and provide additional value in helping them meet their strategic objectives.

  Our leading businesses in Restructuring and Special Situations, PJT Park Hill and PJT Camberview, in partnership with Strategic Advisory, continue to strengthen and expand our client relationships and brand reputation in the marketplace. We benefit from close collaboration across all our businesses, increased dialogues with financial sponsors as well as the increased footprint, product expertise and capabilities of our growing Strategic Advisory business.

Human Capital Management Philosophy

Our culture drives our success. From day one of our Company, we have been committed to developing our culture as a commercial differentiator – one that attracts and retains people in order to create a world-class firm built for the long term. Our culture is defined by uncompromising character, deep capabilities, broad domain expertise and strong collaboration. These qualities ensure we are best placed to provide unique commercial advice to our clients. Our human capital successes are evident through the number and quality of hires we have made, our historically low levels of regretted attrition and the consistent positive feedback we receive through our employee surveys. Reinforcement of the culture we are building comes through engagement with our employees, the reward principles we apply to compensation and promotion decisions and our various talent development initiatives, which continue to evolve as we grow.

As of December 31, 2023, we employed 1,012 individuals globally, including 115 partners.

Board Oversight of Human Capital Management

The Board of Directors (the "Board") actively oversees the human capital management strategy of the Company. Some key examples of the Board's engagement include:

- The Board maintains and periodically reviews a succession plan for our Chairman and CEO. The Board's review includes an assessment of the experience, performance and skills of potential successors in these critically important roles. The Board holds CEO succession planning discussions in executive sessions led by the Lead Independent Director.

- The Board, including the Compensation Committee, maintains an active information flow and directs senior management to update and consult it regularly on key talent hires and other important aspects of the Company's human capital strategy. With the Board's oversight, the Company continuously refines human capital priorities based on business drivers, employee feedback and the overall environment for talent.

- Members of the Board actively engage and spend time with our senior management and other employees in a variety of ways. Our directors periodically attend partner meetings and dinners, participate in internal town hall meetings, and meet with groups and individuals at our Company.

- Members of the Board receive relevant employee communications, including announcements of transactions on which the Company has advised.

Employee Feedback and Engagement

We view active dialogue with our employees as essential to maintaining our unique culture. Since 2017, we have conducted firmwide, anonymous employee surveys to formally solicit feedback from our teams regarding their on-the-job experiences, priorities and recommendations for improvement. Participation has been consistently high with response rates averaging 76%. The recurring positive themes of these employee surveys include a strong belief in our commitment to doing the right thing for both our clients and our Company, a belief that PJT Partners has a differentiated culture, a commitment to excellence and a strong sense of respect among colleagues.

We use these results, along with feedback gathered through other employee connectivity forums, to further inform our priorities. Company leadership also maintains an active dialogue with employees through town hall meetings, which take place each quarter.

We also maintain several other channels to engage with our employees on human capital topics, including our talent development committee, women's development series, individual performance reviews and other less formal forums, such as regularly scheduled meetings by business and level. We use these channels to discuss employee feedback and ideas relating to issues such as resourcing and training priorities. We continue to support our employee resource groups, including the PJT Women's Network, PJT Pride and the PJT Black Professional Network, and challenge ourselves to be a more inclusive team and to create an atmosphere where all differences are celebrated.

Reward Principles

We believe our Company culture is reinforced by rewarding employees who exemplify the pillars of our culture. Since the inception of our Company, our compensation and promotion approach has been designed to reward employees based on their commercial contribution and commitment to our values. Our compensation is not formulaic and does not include individual revenue pay-outs. For a broad group of employees, discretionary bonuses also typically include a Company stock component to reinforce long-term focus and alignment with the interests of our Company and shareholders. All compensation and promotion decisions consider a number of factors aligned to the four core values of our culture:

- Character - *each individual is responsible for protecting our reputation, operating with the highest level of integrity and positively contributing to the development of our firm culture*;

- Collaboration - *working together allows us to learn from each other, leverage relationships and provide the best solutions*;

- Commercial impact/client relationships - *how we partner and gain the trust of our internal and external clients correlates with the reputation we earn across markets*; and

- Content - *our employees have deep and differentiated domain expertise, enabling thought leadership and innovation*.

Employer of Choice Initiatives

We prioritize the health and well-being of our employees and their families. We have always aimed to provide pay, benefits and other support that seeks to meet the varying needs of our employees. Our total rewards package is based on competitive pay and is often structured to include discretionary bonuses that include long-term incentives. Such incentives are designed to ensure alignment with our shareholders and the overall success of our Company. Other benefits we provide employees include comprehensive health care, 401(k) plan matching and pension contributions, generous paid-time off, discounted gym memberships, access to walk-in health care and emergency child and elderly care. We recognize that mental health is an integral part of our employees' overall well-being and essential to our success at PJT Partners. In addition to providing workshops on mental health awareness, we recently expanded our employee benefits to include a comprehensive mental health platform that provides on-demand access from a broad provider network. Furthermore, we acknowledge work-life balance challenges for our employees through paid-time off and leave policies that are consistent for all, regardless of level.

It is our practice to review and benchmark not only our compensation practices, but our health and wellness benefits annually and consider feedback from our employees to ensure we remain an employer of choice.

Diversity, Equity and Inclusion

Our success as a Company is predicated on recruiting, developing and retaining top talent from a diverse range of backgrounds and experiences, fostering an inclusive culture, and leveraging diversity of thought. To support these aims, we have implemented initiatives to raise awareness and embed DE&I within our talent strategy:

- Performance objectives relating to an employee's individual contributions to diversity and inclusion are incorporated in firmwide reviews;

- We continue to support our employees resource groups, including the PJT Women's Network, PJT Pride and the PJT Black Professional Network.

Employee Development

We understand that to retain best-in-class talent, it is critical to invest in personal, professional and career growth. As such, our approach to talent development is multifaceted: we offer a suite of formal training to develop technical knowledge, client communication and leadership capabilities. In addition to programmatic efforts, we recognize the opportunities for growth and development that emerge on the job. These initiatives are supported by our performance review process, which is centered around the delivery of quality, development-focused feedback.

We also recognize that our long-term success requires not only the recruitment of best-in-class senior talent, but in providing positive career trajectories and upward mobility for our employees. To that end, we continue to refine our promotion processes and the mentorship of our rising talent, including through partnering with external executive coaches.

Engagement with the Broader Community

A core measure of our success is our ability to make a difference in the communities where we live and work. Since 2020, the Company and our employees have donated over $7.9 million to more than 350 global organizations that support causes and humanitarian efforts that are important to our communities, including COVID-19 relief, mental health, disease cure and prevention, strengthening communities, the advancement of racial equity and providing aid to those affected by geopolitical and military conflicts and natural disasters. Our employees also have the opportunity to participate in PJT fundraising events and volunteer days, and we have continued to require our summer program participants to complete a community volunteering project as a pre-requisite for a full-time offer.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. Our competitors for talent include other investment banking and financial advisory firms as well as private equity firms, hedge funds and corporate entities. We compete on both a global and a regional basis, and on the basis of a number of factors, including the strength and depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation, our ability to offer a compelling career path and competitive rewards.

Our ability to continue to compete effectively in our business will depend on our ability to attract new employees and retain and motivate our existing employees. As a result, we remain focused on ensuring that our employment proposition includes an attractive culture, development opportunities and competitive rewards.

Regulation

Our business, as well as the financial services industry generally, is subject to extensive regulation in the U.S. and across the globe. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of participants in those markets. In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws. PJT Partners LP, through which our advisory and placement services are conducted in the U.S., is a registered broker-dealer, and is subject to regulation and oversight by the SEC. In addition, the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, which includes registered broker-dealers. State securities regulators also have regulatory or oversight authority over registered broker-dealers.

Broker-dealers are subject to regulations that cover all aspects of the securities business, including capital structure, recordkeeping and the conduct and qualifications of directors, officers and employees. In particular, PJT Partners LP, as a registered broker-dealer and a FINRA member firm, is subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

In addition to the regulation we are subject to in the U.S., we are subject to regulation internationally. PJT Partners (UK) Limited is authorized and regulated by the United Kingdom's Financial Conduct Authority. PJT Partners (HK) Limited is licensed with the Hong Kong Securities and Futures Commission. PJT Partners Park Hill (Spain) A.V., S.A.U. is an investment firm authorized and regulated by Spain's National Securities Market Commission.

Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information. Any failure to comply with these regulations could expose us to liability and/or reputational damage.

The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the U.S., are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Broker-dealers are also subject to regulations, including the USA PATRIOT Act of 2001, which impose obligations regarding the prevention and detection of money-laundering activities, including the establishment of customer due diligence and other compliance policies and procedures.

Failure to comply with these requirements may result in monetary, regulatory and, in certain cases, criminal penalties. In connection with its administration and enforcement of economic and trade sanctions based on U.S. foreign policy and national security goals, the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"), publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups and entities designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals," or SDNs. Assets of SDNs are blocked, and we are generally prohibited from dealing with them. In addition, OFAC administers a number of comprehensive sanctions and embargoes that target certain countries, governments and geographic regions. We are generally prohibited from engaging in transactions involving any country, region or government that is subject to such comprehensive sanctions.

The Foreign Corrupt Practices Act (the "FCPA") and the UK 2010 Bribery Act (the "UK Bribery Act") prohibit the payment of bribes to foreign government officials and political figures. The FCPA prohibits us from making or offering to make any payment, or giving anything of value to a foreign official for the purpose of influencing that official to assist us in obtaining or retaining an improper business advantage. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens acting in an official capacity for or on behalf of foreign government-run or -owned organizations or public international organizations. The FCPA also requires maintenance of appropriate books and records and maintenance of adequate internal controls to prevent and detect possible FCPA violations. Similarly, the UK Bribery Act prohibits us from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

PJT Partners LP is also affected by various state and local regulations or policies that restrict or prohibit the use of placement agents in connection with investments by public pension funds, including but not limited to, regulations in New York State, New York City, Illinois and California. Similar measures are being considered or have been implemented in other jurisdictions.

Organizational Structure

PJT Partners Inc. is a holding company and its only material asset is its controlling equity interest in PJT Partners Holdings LP, a holding partnership that holds the Company's operating subsidiaries, and certain cash and cash equivalents it may hold from time to time as described herein in "Part II. Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy." As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. operates and controls all of the business and affairs and consolidates the financial results of PJT Partners Holdings LP and its operating subsidiaries. The ownership interests of the holders (other than PJT Partners Inc.) of common units of partnership interest in PJT Partners Holdings LP ("Partnership Units") are reflected as non-controlling interests in PJT Partners Inc.'s consolidated financial statements as of December 31, 2023.

Partnership Unit holders are granted an accompanying share of Class B common stock. This share of Class B common stock entitles the holder to a number of votes commensurate with such holder's vested and unvested Partnership Units and does not provide any voting power in excess of the holder's economic interest in the Company. Rather, it merely provides a vehicle for a Partnership Unit holder to vote such holder's economic interest in the Company and does not give disproportionate or super-voting rights to holders of Partnership Units and Class B common stock.

In an effort to preserve the tax-free nature of our spin-off, our Certificate of Incorporation provided that holders of Class B common stock were limited to only one vote per share of Class B common stock solely with respect to the election or removal of directors. With the passage of time since the spin-off, this restriction on the voting rights of holders of Class B common stock is no longer operative. Pursuant to our Certificate of Incorporation, upon the request of a holder of Class B common stock and approval by the Board, such holder's Class B common stock would be equalized to provide the same number of votes for the election and removal of directors as it does for all other matters. Accordingly, as of December 31, 2023, the holders of 10.2 million vested and unvested Partnership Units have requested, and the Board has approved, that the shares of Class B common stock held by them provide them with the same number of votes for the election and removal of directors as they do for all other matters.

Holders of shares of our Class B common stock vote together with holders of our publicly traded Class A common stock as a single class on all matters on which such shareholders are entitled to vote generally, except as otherwise required by law.

We and the holders of Partnership Units (other than PJT Partners Inc.) have entered into an exchange agreement, as amended, under which they (or certain permitted transferees) have the right, subject to the terms and conditions set forth in the partnership agreement of PJT Partners Holdings LP, on a quarterly basis, to exchange all or part of their Partnership Units for cash or, at our election, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. Further, pursuant to the terms in the partnership agreement of PJT Partners Holdings LP, we may also require holders of Partnership Units who are not Service Providers (as defined in the partnership agreement of PJT Partners Holdings LP) to exchange such Partnership Units. The price per Partnership Unit to be received in a cash-settled exchange will be equal to the fair value of a share of our Class A common stock (determined in accordance with and subject to adjustment under the exchange agreement, as amended). In the event that PJT Partners Inc. elects to fund cash-settled exchanges of Partnership Units with new issuances of Class A common stock, the fair value of a share of our Class A common stock will be deemed to be equal to the net proceeds per share of Class A common stock received by PJT Partners Inc. in the related issuance. Accordingly, in this event, the price per Partnership Unit to which an exchanging holder of Partnership Units will be entitled may be greater than or less than the then-current market value of our Class A common stock.

The Company has entered into a tax receivable agreement with the holders of Partnership Units (other than PJT Partners Inc.) that provides for the payment by PJT Partners Inc. to exchanging holders of Partnership Units of 85% of the benefits, if any, that PJT Partners Inc. is deemed to realize as a result of the increases in tax basis related to such exchanges of Partnership Units and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Refer to Note 13. "Transactions with Related Parties" and Note 14. "Commitments and Contingencies— Transactions and Agreements with Blackstone, Employee Matters Agreement" in the "Notes to Consolidated Financial Statements" in "Part II. Item 8. Financial Statements and Supplementary Data" for further information about the agreements entered into in connection with the spin-off.

Available Information

We file annual, quarterly and current reports and other information with the SEC. These filings are available to the public over the internet at the SEC's website at www.sec.gov.

Our website address is www.pjtpartners.com. We make available free of charge on or through www.pjtpartners.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Hard copies may be obtained free of charge by contacting Investor Relations at PJT Partners Inc., 280 Park Avenue, New York, New York 10017 or by calling (212) 364-7810. Although we refer to our website in this report, the contents of our website are not included or incorporated by reference into this report. All references to our website in this report are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

Risks Relating to Our Business

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

As a participant in the financial services industry, we are materially affected by conditions in the global financial markets and economic conditions throughout the world, including many factors beyond our control, such as tariffs, sanctions, and global trade uncertainties. For example, worldwide M&A completed volumes were down in 2023 compared with historical average M&A volumes and a substantial portion of our revenue is directly related to the number and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the number and value of M&A and capital raising transactions may decrease, thereby reducing the demand for our M&A advisory services and increasing price competition among financial services companies seeking such engagements. In addition, during periods of strong market and economic conditions, the number and value of restructuring and reorganization transactions may decrease, thereby reducing the demand for our restructuring and special situations services and increasing price competition among financial services companies seeking such engagements. Our results of operations would be adversely affected by any such reduction in the number or value of such advisory transactions. Further, in the period following an economic downturn, the number and value of M&A transactions typically takes time to recover and lags a recovery in market and economic conditions.

Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. The future market and economic climate may deteriorate because of many factors beyond our control, including elevated interest rates or inflation, geopolitical and military conflicts, terrorism, natural disasters, a pandemic or political uncertainty, which may be heightened during a U.S. presidential election year. While the future impact is unknown, elevated interest rates could have an adverse effect on our transaction volumes, results of operations and financial condition. Credit and financial markets have recently experienced volatility and disruptions due to the geopolitical and military conflicts around the world such as ongoing conflicts in Eastern Europe and the Middle East. These conflicts and the related sanctions that have been or may be imposed may have further global economic and other consequences, including diminished liquidity and credit availability, reduced consumer confidence, disruptions to energy and food supplies, decreased economic growth, higher unemployment rates, increased inflation, and political and social upheaval. Cybersecurity incidents or threats could broaden and intensify the negative impact of the conflicts on financial markets, economic conditions and geopolitical stability. The impact of these geopolitical and military conflicts is ongoing, and is currently unknown, and could intensify other risks described herein, including cybersecurity-related risks, and otherwise have a material adverse effect on our business, financial condition and results of operations.

Our private fund advisory and fundraising business is dependent on the availability of private capital for deployment in illiquid asset classes such as private equity, alternative credit/hedge funds, and real estate for clients we serve.

PJT Park Hill provides private fund advisory and fundraising services for a diverse range of investment strategies, including private equity, alternative credit/hedge funds, real estate, directs and private capital solutions groups. Our ability to find suitable engagements and earn fees in this business depends on the availability of private and public capital for investments in illiquid assets. Our ability to assist fund managers and sponsors raise capital from investors depends on a number of factors, including many that are outside our control, such as the general economic environment, available investor capital, changes in the weight investors give to alternative asset investments as part of their overall investment portfolio among asset classes which may be impacted by the market liquidity and volatility. Additionally, certain investors, such as public pension plans, may have policies prohibiting the use of placement agents by fund sponsors or managers in connection with their investments. To the extent private and public capital focused on illiquid investment opportunities for our clients is limited, our results may be adversely affected.

Our revenue in any given period is dependent in part on the number of fee-paying clients in such period, and a significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

A substantial portion of our revenue in any given period is dependent in part on the number of fee-paying clients in such period. We had 198 clients and 187 clients that generated fees equal to or greater than $1 million for the years ended December 31, 2023 and 2022, respectively. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. A significant reduction in the number of fee-paying clients in any given period could reduce our revenue and adversely affect our operating results in such period.

The composition of the group comprising our largest clients may vary significantly from year to year, and a relatively small number of clients may account for a significant portion of our consolidated revenues in any given period. As a result, our operating results, financial condition and liquidity may be significantly affected by the loss of a relatively small number of mandates or the failure of a relatively small number of assignments to be completed. However, no client accounted for more than 10% of our total revenues for the years ended December 31, 2023 or 2022.

If the number of debt defaults, bankruptcies or other factors affecting demand for our restructuring and special situations services declines, our restructuring and special situations business could suffer.

We provide various financial restructuring and reorganization and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing restructuring and special situations advisory services entails the risk that the transaction will be unsuccessful, takes considerable time and can be subject to a bankruptcy court's discretionary power to disallow or reduce our fees previously agreed upon by our client. If the number of debt defaults, bankruptcies or other factors affecting demand for our restructuring and special situations advisory services declines, our restructuring and special situations business would be adversely affected.

Third party offerings for which we act as an underwriter have certain inherent risks.

We may be exposed to liabilities arising out of our underwriting activities, including as a result of material misstatements or omissions in prospectuses and other offering documents. In such cases, any indemnification provisions in the applicable underwriting agreement may not be enforceable or available to us, for example, if the client is not financially able to satisfy its indemnification obligations in whole or part or the scope of the indemnity is not sufficient to protect us against financial or reputational losses arising from such liability. In addition, the associated litigation process can place operational strain on our business. We may also incur losses and be subject to reputational harm to the extent that, for any reason, an offering where we act as an underwriter does not perform or close as expected.

Our revenues and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

Our revenues and profits are highly volatile. We earn fees, generally from a limited number of engagements that generate significant fees at key transaction milestones, such as closing, the timing of which is outside of our control. We expect that we will continue to rely on advisory fees for a substantial portion of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are recognized, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Because advisory revenue is volatile and represents a significant portion of our total revenue, we may experience greater variations in our revenues and profits than other larger, more diversified competitors in the financial services industry. Fluctuations in our quarterly financial results could, in turn, lead to large adverse movements in the price of our Class A common stock or increased volatility in our stock price generally. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly.

In many cases we do not recognize revenue until the successful consummation of the underlying transaction, as such, our revenue and cash flow are highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. Our client transactions are taking longer to close due to added regulatory scrutiny, such as from antitrust regulators. For example, we may be engaged by a client, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price, our client's business experiences unexpected operating or financial problems, because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions, or because the target's business experiences unexpected operating or financial problems. In these circumstances, we often do not recognize advisory revenues that are commensurate with the resources devoted to these client situations.

In addition, with respect to our private fund advisory and fundraising business, we face the risk that we may not be able to collect all or a portion of the fees that we recognize. The placement fees earned by us are generally recognized as revenue upon the successful subscription by an investor in a client's fund and/or the closing of that fund. However, those fees are generally paid by a client over a period of time with interest (for example, three to four years) following such successful subscription by an investor in a client's fund and/or the closing of that fund. There is a risk that during that period of time, we may not be able to collect all or a portion of the fees we are due for the services it has already provided to such client. For instance, a client's fund may be liquidated prior to the time that all or a portion of the fees are due to be paid to us. Moreover, to the extent fewer assets are raised for funds or interest by investors in alternative asset funds declines, the placement fees recognized by us would be adversely affected.

In addition, we face the risk that certain clients, such as restructuring companies in financial distress, may not have the financial resources to pay our agreed-upon fees. Certain clients may also be unwilling to pay our fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreements to obtain such fees.

Our failure to deal appropriately with actual, potential or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

We confront actual, potential or perceived conflicts of interest in our business. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts of interest. However, these policies, controls and procedures may not timely identify or appropriately manage such conflicts of interest as identifying and managing actual or perceived conflicts of interest is complex and difficult. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

Policies, controls and procedures that we may be required to implement to address additional regulatory requirements, including as a result of additional foreign jurisdictions in which we operate, or to mitigate actual or potential conflicts of interest, may result in increased costs, including for additional personnel and infrastructure and information technology improvements, as well as limit our activities and reduce the positive synergies that we seek to cultivate across our businesses.

We may face damage to our professional reputation or negative publicity if our services are not regarded as satisfactory or for any other reasons.

As an advisory services company, we depend to a large extent on our relationships with our clients and reputation for integrity and high-caliber advisory services to attract and retain clients. As a result, if a client is not satisfied with our services or we experience negative publicity related to our business and our people, regardless of whether the allegations are valid, it may adversely affect our business.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks related to our business on a day-to-day basis. We rely heavily on financial, human capital, accounting, communication and other information technology systems, and the people who operate them. These systems, including the systems of third parties on which we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients and other third parties. We are subject to cyber attacks and security breaches and a successful breach of our systems, or the systems used by our clients and other third parties, including cloud service providers, could lead to shutdowns or disruptions of our systems or third-party or cloud systems on which we rely and potential unauthorized access or disclosure of sensitive or confidential information. Breaches of our networks or systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary and client-sensitive information, destroy data or disable, degrade or sabotage our systems. Such attacks are often conducted through the introduction of computer viruses, cyber attacks and other means and could originate from a wide variety of sources, including foreign governments and unknown third parties. There can be no assurance that our cybersecurity measures will provide adequate protection, especially because the cyber attack techniques used change frequently or are not recognized until after they are launched. As cybersecurity incidents or threats continue to multiply, become more sophisticated and threaten additional aspects of our business, we may also be required to expend additional resources on information security and compliance costs in order to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities or other exposures. Cybersecurity incidents or threats could persist for an extended period of time before being properly detected or escalated, and, following detection or escalation, it could take considerable time for us to obtain full and reliable information about the extent, amount and type of information compromised or any other information security vulnerabilities. During the course of an investigation, we may not know the full impact of the event and how to remediate it, and actions, decisions and mistakes that are taken or made may further increase the negative effects of the event. If our system or a third-party or cloud system on which we rely were compromised, did not operate properly or were disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. The increased use of mobile technologies, remote working arrangements and evolving geopolitical uncertainty and military conflicts heighten these and other operational risks.

Certain employee errors or violations may not be discovered immediately by our technological processes or by our controls and other procedures, which are intended to prevent and detect such errors or violations. Even if promptly discovered and remediated, human errors and violations could result in a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. If an employee's or consultant's failure to follow proper data security procedures, as a result of human error or intentionally, results in the improper release of confidential information, or our systems are otherwise compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary and client-sensitive information we hold.

Phishing attacks and spoofing attacks, which may include deepfakes, are often used to obtain information, facilitate unauthorized access, or impersonate employees and/or clients in order to, among other things, direct fraudulent financial transactions, obtain valuable information or disrupt business operations. Fraudulent transfers resulting from phishing attacks or email spoofing of our employees could result in a material loss of assets, reputational harm or legal liability and in turn materially adversely affect our business. We are also at risk for malware/ransomware infection and/or other attacks that could result in disruption of our business operations and the theft, dissemination and destruction of corporate and client-sensitive information or other assets. Any compromise or perceived compromise of the security of our systems or data or of that of one of our third-party service providers, including due to ongoing obligations to communicate cybersecurity incidents to relevant parties, and payment of ransoms could damage our reputation and subject us to significant liability and expense as well as regulatory action and lawsuits, which would harm our business, operating results and financial condition.

We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third-party service providers and, in some cases, service providers those third-party providers utilize for certain aspects of our business. Any interruption or deterioration in the performance of these third parties and their service providers or failures of their information systems and technology could impair our operations, expose sensitive information, affect our reputation, and adversely affect our business. We may have to expend significant resources to mitigate the impact of any errors, interruptions, delays or cessations of service and may have insufficient recourse against service providers who experience such events.

We are evaluating the use of artificial intelligence technologies ("AI") within our business and we recognize that third parties that provide services to us may independently use AI. The use of AI, which involves reliance on substantial data volumes, introduces risks that may have a material adverse effect on our business, financial condition and results of operations.

Further, cybersecurity incidents and other security threats to us or our third-party providers could originate from a wide variety of external sources, including cyber criminals, foreign governments, hacktivists and other outside parties. Our systems and third party systems with which we interact, as well as systems those third-parties utilize, are subject to, and on occasion have experienced damage, interruption or malicious activity due to a number of causes, including geopolitical and military conflicts, as well as any related sanctions or other government or private responses; acts of terrorism; natural disasters and catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, or other extreme weather events or other factors beyond our control. This damage, malicious activity or interruption may lead us to experience operational challenges and, if we are unable to timely and successfully recover, materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

Climate change, climate change-related regulation and the increased focus on ESG issues may adversely affect our business and financial results and impact our reputation.

There has been growing concern from advocacy groups, government agencies and the general public over the effects of climate change on the environment. Transition risks, such as government restrictions, standards or regulations intended to reduce greenhouse gas emissions and potential climate change impacts, are emerging and may increase in the future. Such restrictions and requirements could increase our costs or require additional technology and capital investment, which could adversely affect our results of operations. New regulations or guidance relating to climate change, as well as the perspectives of shareholders, employees and other stakeholders regarding climate change, may affect whether and on what terms and conditions we engage in certain activities. For example, in October 2023, California enacted climate disclosure laws that will require us to report on greenhouse gas emissions, climate-related financial risks and other climate-related matters. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased costs and increased management time and attention to comply with or meet those regulations and expectations. Developing and acting on ESG initiatives and collecting, measuring and reporting ESG related information and metrics can be costly, difficult and time consuming.

Additionally, ESG and other sustainability matters and our response to these matters could harm our business, including in areas such as diversity, equity and inclusion, human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency. Increasing governmental, investor and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence, and disclosure on topics such as climate change, human capital, labor and risk oversight, could expand the nature, scope, and complexity of matters that we are required to control, assess and report. These factors may alter the environment in which we do business and may increase the ongoing costs of compliance and adversely impact our results of operations and cash flows. As regulators consider mandating additional disclosure of climate-related information by companies, there may continue to be a lack of information for more robust climate-related risk analyses. Third party exposures to climate-related risks and other data generally are limited in availability and variable in quality. If we are unable to adequately address such ESG matters or we fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation, our business results and ability to remain as an employer of choice.

Further, significant physical effects of climate change including extreme weather events such as hurricanes or floods, can also have an adverse impact on our operations or the financial condition of our clients. As the effects of climate change increase, we expect the frequency and impact of weather and climate related events and conditions to increase. Additionally, our reputation and client relationships may be damaged as a result of our involvement, or our clients' involvement, in certain industries or projects associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change.

We are exposed to risks related to our insurance coverage.

Our operations and financial results are subject to risks and uncertainties related to our use of insurance for a variety of risks, including cybersecurity risk. While we endeavor to purchase insurance coverage appropriate for our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Our business may be negatively affected if our insurance coverage proves to be inadequate, unavailable or the insurance carriers deny coverage for whatever reason. Insurance claims may divert management resources away from operating our business.

We may incur debt or other contractual obligations that we cannot service if we are unable to generate sufficient cash. We may be unable to meet our contractual obligations if our liquidity is adversely affected by a significant deterioration in the credit markets or the failure of one or more commercial banking institutions.

Our ability to make scheduled payments on or to refinance any current or future debt obligations or other contractual obligations depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, any current or future indebtedness. If our cash flows and capital resources are insufficient to fund any current or future debt obligations or contractual obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance such indebtedness or other contractual obligations. Inflation and elevated interest rates have the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the fees we charge our clients or if increased prices may lead to our clients requesting fewer services. The existence of inflation in the economy has resulted in, and may continue to result in, elevated interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected.

As of December 31, 2023, we had cash, cash equivalents and short-term investments of $436.9 million, of which $183.5 million was invested in Treasury securities. We monitor developments relating to the liquidity of these instruments on a regular basis. Cash, cash equivalents, and short-term investments are maintained in global and regional U.S. and non-U.S. financial institutions. Within the past year, U.S. saw a series of bank failures due to solvency concerns and in the event of a significant deterioration of the credit markets or the failure of one or more commercial banking institutions where we maintain a banking relationship, there can be no assurance that we will be able to access our cash, cash equivalents and short-term investments or enter into new financing arrangements on favorable terms and could result in a loss of funds. Our inability to access our cash or other assets could have a material adverse effect on our liquidity and result in our inability to meet our obligations timely, which may have a material adverse effect on our business, financial condition and results of operations.

Our international operations are subject to certain risks, which may affect our revenue.

For the year ended December 31, 2023, we earned 16% of our total revenues from our international operations. We intend to continue to grow our non-U.S. business, and this growth is important to our overall success. In addition, many of our clients are non-U.S. entities seeking to enter into transactions involving U.S. businesses. Our international operations carry special financial, business, regulatory and reputational risks, which could include the following: greater difficulties in managing and staffing foreign operations; language and cultural differences; fluctuations in foreign currency exchange rates that could adversely affect our results; unexpected and costly changes in trading policies, regulatory requirements, tariffs and other barriers; sanctions; restrictions on travel; longer transaction cycles; higher operating costs; local labor conditions and regulations; adverse consequences or restrictions on the repatriation of earnings; potentially adverse tax consequences, such as trapped foreign losses; economic and geopolitical uncertainty; and military conflicts or other catastrophic events that reduce business activity; and disasters or other business continuity threats, such as pandemics, other man-made or natural disasters, or disruptions involving communications and information systems or other services.

If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results.

As part of our day-to-day operations outside of the U.S., we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries and jurisdictions. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-U.S. laws and regulations.

Fluctuations in foreign currency exchange rates could adversely affect our results.

Our financial statements are denominated in U.S. dollars and a portion of our operations is in other currencies, as a result, we are exposed to fluctuations in foreign currencies. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact, respectively, to our financial results.

We may enter into new lines of business, joint ventures, strategic investments or jurisdictions, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from our strategic advisory, capital markets advisory, restructuring and special situations, shareholder advisory, and private fund advisory and fundraising services businesses. However, we may grow our business by entering into new lines of business, joint ventures, strategic investments or jurisdictions. To the extent we enter into new lines of business, joint ventures, strategic investments or jurisdictions, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core business.

Entry into certain lines of business, joint ventures, strategic investments or jurisdictions may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations could be materially adversely affected.

Restrictions in the credit agreement governing our revolving credit facility may impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests.

We have access to a revolving credit facility in an aggregate principal amount of $60 million with the option for a temporary increase of up to $80 million.

The credit agreement governing such revolving credit facility contains a number of significant covenants that, among other things, would require us to maintain certain minimum tangible net worth and liquidity and maximum leverage levels and the covenants may restrict our ability to: sell assets; incur more indebtedness; repay certain indebtedness; make certain investments or business acquisitions; make certain capital expenditures; engage in business mergers or consolidations; and engage in certain transactions with subsidiaries and affiliates.

These restrictions could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interests. In addition, the credit agreement requires us to maintain compliance with certain financial ratios, including those relating to earnings before interest, taxes, depreciation and amortization and consolidated indebtedness. Our ability to comply with these ratios and covenants may be affected by events beyond our control. A breach of the provisions of the credit agreement or our inability to comply with the required financial ratios or covenants included therein could result in a default thereunder. In the event of any such default, the lenders under the credit agreement could elect to: declare all outstanding debt, accrued interest and fees to be due and immediately payable; and require us to apply all of our available cash to repay our outstanding debt.

Risks Relating to Talent and Competition

We depend on the efforts and reputations of Mr. Taubman and other key personnel.

We depend on the efforts and reputations of Mr. Taubman and our other senior bankers. Our senior banking team's reputations and relationships with clients and potential clients are critical elements in the success of our business. Mr. Taubman and our other senior executives and bankers are important to our success because they are instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, maintaining relationships with our clients, executing transactions, and identifying business opportunities. The loss of one or more of these executives or other key individuals could impair our business and development until qualified replacements are found. We may not be able to replace these individuals quickly or with persons of equal experience and capabilities. Although we have employment agreements with these individuals, we cannot prevent them from terminating their employment with us. In addition, our non-competition agreements with such individuals may not be enforced by the courts or could be banned by future rule making given the recent legislative activity relating to non-competition clauses and/or agreements. The loss of the services of any of them, in particular Mr. Taubman, could have a material adverse effect on our business, including our ability to attract clients.

Our future growth will depend on, among other things, our ability to successfully identify, recruit, motivate and develop talent and will require us to commit additional resources.

It typically takes time for our newly-recruited professionals to become effective and profitable. During that time, we may incur significant expenses and expend significant time and resources toward their training, integration and business development. We may face difficulties in or increases in the cost of recruiting and retaining employees of a caliber consistent with our business strategy. If we are unable to recruit and develop profitable professionals, we will not be able to implement and execute our growth strategy and our financial results could be materially adversely affected.

The near-term vesting of equity awarded to key personnel may diminish our ability to retain and motivate our professionals. There is no guarantee that our current non-competition and compensation arrangements with our professionals, in which we mandatorily defer a substantial portion of their annual incentive bonus in the form of cash and/or equity awards with multi-year vesting periods, will provide sufficient protections or incentives to prevent our partners and other key personnel from resigning to join our competitors. The departure of a number of partners or groups of professionals could have a material adverse effect on our business and profitability. In addition, proposed and already enacted state and federal laws, rules and regulations that seek to limit or curtail the enforceability of non-competition, non-solicitation, confidentiality and similar restrictive covenant clauses could make it more difficult to retain qualified personnel.

Employee or contractor misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and talent and by subjecting us to legal liability and reputational harm.

There is a risk that our employees or contractors engage in misconduct that adversely affects our business. Our business often requires that we deal with confidential matters of great significance to our clients. If our employees or contractors were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory investigations or sanctions and we could suffer serious harm to our reputation, financial position, the trading price of our Class A common stock, current client relationships or ability to attract future clients. In addition, our financial professionals and other employees are responsible for following proper measures to maintain the confidentiality of information we hold. If an employee's failure to do so results in the improper release of confidential information, we could be subject to reputational harm and legal liability, which could impair our ability to attract and retain clients and in turn materially adversely affect our business.

U.S. regulators and enforcement agencies, including the U.S. Department of Justice and the SEC, continue to devote significant resources to the enforcement of the FCPA, use of off-channel electronic messaging, anti-money laundering laws and anti-corruption laws, and the United Kingdom and other jurisdictions have significantly expanded the reach of their anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by our employees and contractors with anti-bribery, anti-money laundering, anti-corruption, use of off-channel electronic messaging, and other laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common stock.

Despite our implementation of policies, our emphasis on an inclusive culture and training to prevent and detect misconduct, we cannot completely safeguard ourselves against the risk of workplace misconduct, such as sexual harassment or discrimination. In addition to impairing our ability to attract and retain clients, such misconduct may also impair our ability to attract and retain talent resulting in a materially adverse effect on our business. It is not always possible to deter such misconduct, and there can be no assurance that the precautions we take to prevent and detect misconduct will be effective in all cases. If our employees or contractors engage in misconduct, our business could be materially adversely affected.

We face strong competition from other financial advisory firms, many of which have greater resources and broader product and services offerings than we do.

The financial services industry is intensely competitive, highly fragmented and subject to rapid change, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including the strength and depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, a majority of our business is not subject to long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated.

We have experienced significant competition when obtaining advisory mandates, and we may experience pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.

Our primary competitors are large financial institutions, many of which have far greater financial and other resources and have the ability to offer a wider range of products and services. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to, and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise. In addition to our larger competitors, over the last several years the number of independent investment banks that offer independent advisory services has increased. As these independent firms or new entrants into the market seek to gain market share, we could experience pricing and competitive pressures, which would adversely affect our revenues and earnings.

In addition, PJT Park Hill operates in a highly competitive environment and the barriers to entry into the private fund advisory and fundraising services business are low.

Legal and Regulatory Risks

As a member of the financial services industry, we face substantial litigation and regulatory risks.

Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have increased. These risks are difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically, but not always, include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when a client does not have the financial capacity to pay pursuant to the indemnity. As a result, we may incur significant legal expenses in defending ourselves against or settling litigation or regulatory actions. In addition, the associated litigation process can place operational strain on our business and we may have to spend a significant amount to adequately insure against these potential claims. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

As a participant in the financial services industry, we are subject to extensive regulation in the U.S. and internationally. We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or be prohibited from engaging in some of our business activities. In addition, the regulatory environment in which we operate is subject to modification and further regulation. Such changes may increase the expenses we incur without necessarily leading to commensurate increases in revenues. Certain laws and regulations within the U.S. and internationally include extraterritorial application that may lead to overlapping or conflicting legal and regulatory burdens with additional risks and implementation expenses. New laws or regulations applicable to us and our clients also may adversely affect our business, and our ability to function in this environment will depend on our ability to continually monitor and react to these changes.

Our ability to conduct business and our operating results, may be adversely affected as a result of complying with any new or existing requirements, such as the requirement to maintain sufficient net capital in order to provide certain services, as imposed by the SEC, FINRA or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, some of our current or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs to comply with U.S. and international regulation. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust laws or the enforcement of antitrust laws could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them. Further, changes to existing tax laws and regulations in the U.S. and in other jurisdictions in which we and our clients operate may reduce the level of M&A activity, including cross-border M&A activity, such as the Organization for Economic Cooperation and Development's proposals to create an agreed set of international rules for fighting base erosion and profit sharing, including Pillar One and Pillar Two, such that tax laws in countries in which we do business could change on a prospective or retrospective basis.

In addition, several states and municipalities in the U.S., including, but not limited to, California, Illinois, New York State and New York City have adopted "pay-to-play" and placement agent rules, which, in addition to imposing registration and reporting requirements, limit our ability to charge fees in connection with certain engagements or restrict or prohibit the use of placement agents in connection with investments by public pension funds. These types of measures could materially and adversely impact our PJT Park Hill business.

Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of our registration or any of our subsidiaries as a financial advisor and could impair retention or recruitment of personnel. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our financial condition and business and require substantial attention by senior management. Moreover, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

A change in relevant income tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could result in an audit adjustment or revaluation of our deferred tax assets that may cause our effective tax rate and tax liability to be higher than what is currently presented in the consolidated financial statements.

As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. This process requires us to estimate our actual current tax liability and to assess temporary differences resulting from differing book versus tax treatment. Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner in which they apply to our facts and circumstances is sometimes open to interpretation. Management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities. However, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. In addition, tax laws, regulations or treaties, newly enacted or enacted in the future, may cause us to remeasure our deferred tax assets and have a material change to our effective tax rate.

The cost of compliance with international broker-dealer, employment, labor, benefits, privacy and tax laws and regulations may adversely affect our business and hamper our ability to expand internationally.

Since we operate our business both in the U.S. and internationally, we are subject to many distinct broker-dealer, employment, labor, benefits, privacy and tax laws in each jurisdiction in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with other new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

European Union's ("EU") General Data Protection Regulations ("GDPR") regulate how businesses can collect, use and process the personal data of EU residents. As we engage in significant business in the EU, we are subject to the GDPR's requirements. The GDPR has extraterritorial effect and imposes a mandatory duty on businesses to self-report personal data breaches to authorities, and, under certain circumstances, to affected individuals. The GDPR also grants individuals the right to erasure (commonly referred to as the right to be forgotten), which may put a burden on us to erase records upon request. Compliance with the GDPR's requirements may increase our legal, compliance and operational costs. Non-compliance with the GDPR's requirements can result in significant penalties, which may have a material adverse effect on our business, expose us to legal and regulatory costs and impair our reputation.

Following the U.K.'s exit from the EU, the U.K. has implemented the GDPR as part of its national law (referred to as the "U.K. GDPR"). The EU GDPR's data protection obligations continue to apply in the U.K. in substantially unvaried form under the U.K. GDPR. The U.K. GDPR exists alongside the U.K. Data Protection Act 2018 and its requirements are largely aligned with those under the EU GDPR and as such, may lead to similar compliance operational costs.

Other jurisdictions, including at both the U.S. federal and state levels as well as in non-U.S. jurisdictions where we conduct business, have also enacted or are considering data privacy legislation. Increasingly numerous, fast-changing and complex legislation related to data privacy may result in greater compliance costs, heightened regulatory scrutiny and significant penalties, which may have a material adverse effect on our operations, financial condition and prospects. New and changing regulations may increase compliance costs such that they hamper our ability to expand into new territories.

Risks Relating to Our Organizational Structure

PJT Partners Inc.'s only material asset is its interest in PJT Partners Holdings LP and certain cash and cash equivalents it may hold from time to time, and it is accordingly dependent upon distributions from PJT Partners Holdings LP to pay taxes, make payments under the tax receivable agreement or pay dividends.

PJT Partners Inc. is a holding company and its only material asset is its controlling equity interest in PJT Partners Holdings LP, a holding partnership that holds the Company's operating subsidiaries, and certain cash and cash equivalents it may hold from time to time as described herein in "Part II. Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy." PJT Partners Inc. has no independent means of generating revenue. PJT Partners Holdings LP makes distributions to holders of its Partnership Units in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. Deterioration in the financial condition, earnings or cash flow of PJT Partners Holdings LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that PJT Partners Inc. needs funds, and PJT Partners Holdings LP is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Payments of dividends, if any, will be at the discretion of the Board after taking into account various factors, as described in "Part II. Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Dividend Policy."

Although we currently intend to pay a quarterly cash dividend to our stockholders, we have no obligation to do so, and our dividend policy may change at any time. Whether we continue to pay cash dividends and the amount and timing of any such dividends are subject to capital availability and periodic determinations by the Board that cash dividends are in the best interest of our stockholders and are in compliance with all respective laws and agreements of the Company applicable to the declaration and payment of cash dividends. The reduction in or elimination of our dividend payments could have a negative effect on our stock price.

A significant portion of the voting power in PJT Partners Inc. is controlled by holders of our Class B common stock, whose interests may differ from those of our public stockholders that hold Class A common stock.

The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes that is equal to the aggregate number of vested and unvested Partnership Units and LTIP Units in PJT Partners Holdings LP held by such holder on all matters presented to stockholders of PJT Partners Inc. other than director elections and removals. With respect to the election and removal of directors of PJT Partners Inc., shares of Class B common stock initially entitle holders to only one vote per share. However, the voting power of Class B common stock with respect to the election and removal of directors of PJT Partners Inc. may be increased to up to the number of votes to which a holder is then entitled on all other matters presented to stockholders.

At December 31, 2023, our executive officers and directors held and/or controlled (including by way of the proxy granted to Mr. Taubman by certain executive officers of Blackstone in connection with the spin-off) 25.5% of the voting power of PJT Partners Inc. with regard to the election and removal of directors, and 34.2% of the voting power of PJT Partners Inc. with regard to all other matters presented to stockholders of PJT Partners Inc. At December 31, 2023, our Class B common stockholders held 29.6% of the voting power of PJT Partners Inc. with regard to the election and removal of directors, and 39.6% of the voting power of PJT Partners Inc., with regard to all other matters presented to stockholders of PJT Partners Inc. As a result, our Class B common stockholders, including Mr. Taubman, have the ability to exercise influence over the outcome of all matters requiring stockholder approval, including those related to equity compensation plans, certain related party transactions, and certain significant issuances of Class A common stock and other significant transactions, such as those involving a change of control or sale of all or substantially all of our assets. This concentration of ownership could deprive our Class A stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and might ultimately affect the market price of our Class A common stock. Moreover, our Class B common stockholders, including Mr. Taubman, have the ability to exercise increased influence over the outcome of director elections and removals as well.

Additionally, as of December 31, 2023, our Class B common stockholders own 39.3% of the Partnership Units. Because they hold all or a portion of their economic ownership interest in our business directly in PJT Partners Holdings LP, rather than through PJT Partners Inc., our Class B common stockholders may have conflicting interests with holders of shares of our Class A common stock. For example, if PJT Partners Holdings LP makes distributions to PJT Partners Inc., the limited partners of PJT Partners Holdings LP will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective partnership interests in PJT Partners Holdings LP and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our Class B common stockholders may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreement that we entered into in connection with the spin-off, whether and when to incur new indebtedness, and whether and when PJT Partners Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these Partnership Unit holders' tax or other considerations even where no similar benefit would accrue to us.

PJT Partners Inc. may be required to make payments under a tax receivable agreement for most of the benefits relating to certain tax depreciation or amortization deductions that we may claim as a result of certain increases in tax basis.

Holders of Partnership Units (other than PJT Partners Inc.) have the right, subject to the terms and conditions set forth in the partnership agreement of PJT Partners Holdings LP, on a quarterly basis (subject to the terms of the exchange agreement, as amended), to exchange all or part of their Partnership Units for cash or, at our election, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. Stock-settled exchanges and certain of these cash-settled exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of PJT Partners Holdings LP. These increases in tax basis may increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of tax that PJT Partners Inc. would otherwise be required to pay in the future, although the Internal Revenue Service ("IRS") may challenge all or part of that tax basis increase, and a court could sustain such a challenge.

We entered into a tax receivable agreement with the holders of Partnership Units (other than PJT Partners Inc.) that provides for the payment by PJT Partners Inc. to exchanging holders of Partnership Units of 85% of the benefits, if any, that PJT Partners Inc. is deemed to realize as a result of these increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

This payment obligation is an obligation of PJT Partners Inc. and not of PJT Partners Holdings LP. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of PJT Partners Holdings LP, the payments that PJT Partners Inc. may make under the tax receivable agreement will be substantial.

In certain cases, such as upon a change in control, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits PJT Partners Inc. realizes in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain changes of control, or if, at any time, PJT Partners Inc. elects an early termination of the tax receivable agreement, PJT Partners Inc.'s obligations under the tax receivable agreement (with respect to all Partnership Units whether or not previously exchanged) would be calculated by reference to the value of all future payments that holders of Partnership Units would have been entitled to receive under the tax receivable agreement using certain valuation assumptions, including that PJT Partners Inc. will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement and, in the case of an early termination election, that any Partnership Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination. In addition, if PJT Partners Inc. elects an early termination of the tax receivable agreement, holders of Partnership Units will generally not reimburse us for any payments previously made under the tax receivable agreement if such tax basis increase is successfully challenged by the IRS. PJT Partners Inc.'s ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreement, payments under the tax receivable agreement could be in excess of PJT Partners Inc.'s actual cash tax savings.

There may be a material negative effect on our liquidity if the payments under the tax receivable agreement exceed the actual cash tax savings that PJT Partners Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or if distributions to PJT Partners Inc. by PJT Partners Holdings LP are not sufficient to permit PJT Partners Inc. to make payments under the tax receivable agreement after it has paid taxes and other expenses. Based on the market value of a share of Class A common stock of $101.87 and the Early Termination Rate (Secured Overnight Financing Rate ("SOFR") plus 100 basis points) of 6.49% at December 31, 2023, we estimate that if PJT Partners Inc. exercised its termination on December 31, 2023, the aggregate amount of these termination payments would be $205.2 million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our restated certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting the Board to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

Certain provisions of the limited partnership agreement of PJT Partners Holdings LP may also prevent, delay or make more difficult, a transaction or a change in control that might involve a premium price for holders of our Class A common stock or otherwise be in their best interests. These provisions include, among others:

- rights of limited partners of PJT Partners Holdings LP, subject to certain exceptions and qualifications, to approve certain change of control transactions involving us; and

- following the occurrence of a "Board Change of Control," rights of limited partners of PJT Partners Holdings LP to consent to certain corporate actions and transactions.

See "Certain Relationships and Related Person Transactions—PJT Partners Holdings LP Amended and Restated Limited Partnership Agreement" in our definitive proxy statement filed in connection with our 2023 Annual Meeting of Stockholders (our "2023 Proxy Statement").

Risks Relating to Our Class A Common Stock

You may be diluted by the future issuance of additional Class A common stock by PJT Partners Inc. and the future issuance of additional Partnership Units by PJT Partners Holdings LP, in each case in connection with our incentive plans, acquisitions or otherwise.

As of December 31, 2023, we have 2,967,643,511 shares of Class A common stock authorized but unissued, including 15,645,987 shares of Class A common stock that may be issued upon exchange of Partnership Units. Our restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by the Board in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited partnership agreement of PJT Partners Holdings LP permits PJT Partners Holdings LP to issue an unlimited number of additional partnership interests of PJT Partners Holdings LP with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Partnership Units, and which may be exchangeable for shares of our Class A common stock. Since October 1, 2015, the Company has authorized 33 million shares of Class A common stock for issuance of new awards under our Second Amended and Restated PJT Partners Inc. 2015 Omnibus Incentive Plan, of which 15.3 million were available for issuance as of December 31, 2023. Any Class A common stock that we issue, including under our Second Amended and Restated PJT Partners Inc. 2015 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute your percentage ownership of PJT Partners Inc.

The market price of our Class A common stock may decline due to the large number of shares of Class A common stock eligible for future sale and large number of Partnership Units eligible for exchange.

The market price of shares of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate.

In addition, we and the holders of Partnership Units (other than PJT Partners Inc.) have entered into an exchange agreement, as amended. See "Certain Relationships and Related Person Transactions—Exchange Agreement" in our 2023 Proxy Statement. Depending on our liquidity and capital resources, market conditions, the timing and concentration of exchange requests and other considerations, we may choose to fund exchanges of Partnership Units with available cash, borrowings or new issuances of Class A common stock or to settle exchanges by issuing Class A common stock to the exchanging Partnership Unit holder. The market price of shares of our Class A common stock could decline as a result of issuances or sales of our Class A common stock to fund exchanges of Partnership Units, or sales by exchanging holders of Partnership Units of Class A common stock received in stock-settled exchanges or, in each case, the perception that such issuances or sales could occur. These issuances or sales, or the possibility that they may occur, also might make it more difficult for holders of our Class A common stock to sell such stock in the future at a time and at a price that they deem appropriate.

Our decision to repurchase shares of our Class A common stock will reduce our public float, which could cause our share price to decline.

On February 6, 2024, the Company announced that the Board authorized a $500 million Class A common stock repurchase program, which replaced the Company's existing repurchase program. Under the repurchase program, shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise, after taking into account our results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, any contractual restrictions (including any restrictions contained in the credit agreement) and other factors we deem relevant.

The share repurchase plan will reduce our "public float," (the number of shares of our Class A common stock that are owned by non-affiliated stockholders and available for trading in the securities markets), which may reduce the volume of trading in our shares and result in reduced liquidity and cause fluctuations in the trading price of our common stock unrelated to our performance. Furthermore, certain institutional holders of shares of our Class A common stock (including index funds) may require a minimum market capitalization of each of their holdings in excess of our market capitalization and therefore be required to dispose of shares of our Class A common stock, which may cause the value of our Class A common stock to decline. There can be no assurance that this reduction in our public float will not result in a lower share price or reduced liquidity in the trading market for shares of our Class A common stock during and upon completion of our share repurchase plan.

The market price of our Class A common stock may be volatile, which could cause the value of our Class A common stock to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

As required by Item 106 of Regulation S-K, the following sets forth certain information regarding our cybersecurity strategy, risk management, and governance.

Cybersecurity Strategy and Risk Management

Our Cybersecurity and Technology Risk Program (the "Program") is designed to protect critical assets, scale with business growth, and identify and mitigate threats, enabling us to securely conduct the Company's business. The Program's design applies concepts from the frameworks of the National Institute of Standards and Technology ("NIST") as guidelines, incorporating their applicable principles while adapting certain elements to align with our specific operational needs and objectives. The Program and other cybersecurity processes have been integrated into our overall risk management framework.

Information Security Policies and Procedures

As part of the Program, the Company has adopted Information Security Policies and Procedures ("ISP") that utilize concepts set forth in the NIST Special Publications and Internal/Interagency Reports and other industry-accepted guidance.

The ISP sets forth the controls and activities designed to protect our systems and data, such as establishing network perimeter security, managing system access, monitoring user activity, and maintaining physical security. Other components of the Program related to assessing, identifying, and managing risks from cybersecurity threats include annual cybersecurity training for all employees, regular review and update of our business critical and financial systems, and the use of a variety of tools and methods to manage access to, and maintain the integrity of, our information systems. Our employees are critical in helping mitigate our cybersecurity risk and we continue to raise awareness and engagement through our formal training, frequent phishing campaigns and communication from our information security team with reinforcement from senior leaders across the Company. We also perform annual external penetration tests to identify certain potential vulnerabilities, and maintain a business continuity plan, which is tested annually.

The Company engages third parties to test and advise on the Program, including to conduct our annual external penetration test. At times, the Company may engage external experts to support the Program by, for example, facilitating an internal audit, advising on a cybersecurity incident, or advising on legal and regulatory requirements.

The Company has processes to identify risks from cybersecurity threats associated with its use of third-party service providers. Each third-party service provider is evaluated at onboarding for compliance with our cybersecurity standards. Risks identified through this assessment are logged and remediation plans are discussed with appropriate stakeholders.

Cyber Incident Response Plan

The Company has adopted a written Cyber Incident Response Plan (the "Plan") to guide our response to cybersecurity incidents. The Plan established the Cyber Incident Response Team ("CIRT"), which is responsible for leading the Company's response in the event of a cybersecurity incident and is comprised of the Company's Chief Technology Officer ("CTO") and Chief Operating Officer as well as other senior management.

Cybersecurity Risks

We do not believe that any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, as discussed more fully in "Part I. Item 1A. Risk Factors— Risks Relating to Our Business—Our business is subject to various cybersecurity and other operational risks" of this filing, the sophistication of cyber threats continues to increase, and the preventative actions we take to reduce the risk of cybersecurity incidents may be insufficient. Accordingly, our controls and procedures may not be able to address or limit all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

Cybersecurity Governance

Board Oversight

Our full Board retains responsibility for the oversight of management's role in assessing and managing cybersecurity risk. The Board is aware of the threats presented by cybersecurity incidents and is committed to taking measures to help prevent and mitigate the effects of any such incidents. The Company's management team and CTO report, at least twice annually, to the Board on risks and issues including to evaluate the status of our cybersecurity efforts. The Board also discusses cybersecurity issues with external experts.

Management Oversight

In January 2024, the Company established a Cybersecurity and Technology Risk Committee (the "Cybersecurity Risk Committee"), comprised of our CTO and senior managers from across the Company. The Cybersecurity Risk Committee has responsibilities that include managing, monitoring and coordinating the Company's cybersecurity and technology risk management and any required remedial or corrective actions; reviewing the effectiveness of the ISP and serving as the primary escalation point for cybersecurity matters under the ISP.

The Cybersecurity Risk Committee reports to the Operational Risk Committee which is part of our overall risk management framework. The Operational Risk Committee is responsible for incorporating risk management considerations into our business activities. The Operational Risk Committee reports to the Executive Committee, our principal management-level policy-making committee that reports directly to the Board. Under the Plan, the Executive Committee is responsible for escalating and informing the Board about significant cybersecurity incidents and steps being taken by management to address them.

Our CTO leads management's efforts to assess and manage cybersecurity risks through execution and enforcement of the Program, implementation of the ISP, reporting cybersecurity risks to senior managers of the Company, and meeting at least twice annually with the Board to discuss cybersecurity risks. The CTO works closely with the Company's Executive Committee and other senior managers, including through his participation in the Cybersecurity Risk Committee, Operational Risk Committee, and CIRT.

In addition to the processes described above, our CTO leads a team of information security specialists to assist him meeting his responsibilities. He leads dedicated cybersecurity meetings with this information security team and regularly reviews key cybersecurity metrics. The information security team monitors public cybersecurity threats and meets with external experts periodically to review these threats and to stay abreast of the evolving threat landscape. Our CTO brings over 30 years of technological expertise to the Company, with a background deeply rooted in data management and protection, data analytics, and artificial intelligence and brings extensive experience in information security strategy and risk management from his previous roles at a global investment bank.

ITEM 2. PROPERTIES

Our principal executive offices are located in leased office space at 280 Park Avenue, New York, New York 10017. We currently lease office space for our employees in Boston, Chicago, Frankfurt, Hong Kong, Houston, London, Los Angeles, Madrid, San Francisco, Tokyo, and Paris. We do not own any real property. We consider these arrangements to be adequate for our present needs.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company and its affiliates may be subject to legal proceedings and claims in the ordinary course of business. In addition, government agencies and self-regulatory organizations in countries in which we conduct business undertake periodic examinations and may initiate administrative proceedings regarding the Company's and its affiliates' business, including, among other matters, accounting and operational matters, that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, or its directors, officers or employees. It is our policy to cooperate fully with such governmental requests, examinations and administrative proceedings. In view of the inherent difficulty of determining whether any loss in connection with any such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, we cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, we believe, based on current knowledge and after consultation with counsel, that we are not currently party to any material pending proceedings (including the matters described below), individually or in the aggregate, the resolution of which would have a material effect on the Company.

Further disclosure regarding legal proceedings is provided in Note 14. "Commitments and Contingencies— Contingencies, Litigation" in the "Notes to Consolidated Financial Statements" in "Part II. Item 8. Financial Statements and Supplementary Data" of this filing.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A common stock is traded on the NYSE under the symbol "PJT." There is no publicly traded market for our Class B common stock, which is held by the limited partners of PJT Partners Holdings LP.

As of February 21, 2024, there were 84 holders of record of our Class A common stock. This does not include the number of holders that hold Class A common stock in "street name" through banks or broker-dealers.

Dividend Policy

The Company currently plans to regularly pay quarterly dividends. The declaration and payment of any future dividends will be at the sole discretion of the Board. The Board will take into account general economic, market and industry conditions; our financial condition and operating results; our available cash and current anticipated cash needs; cash settlement of Partnership Unit exchanges; previous amounts of dividend payments and share repurchases; level of indebtedness; capital requirements; contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders; and such other considerations as the Board may deem relevant from time to time.

PJT Partners Inc. is a holding company and its only material asset is its controlling equity interest in PJT Partners Holdings LP, a holding partnership that holds the Company's operating subsidiaries, and certain cash and cash equivalents it may hold from time to time as described below. In accordance with the partnership agreement of PJT Partners Holdings LP, we intend to cause PJT Partners Holdings LP to make pro rata cash distributions, to the extent of available cash, to the holders of the partnership interests in PJT Partners Holdings LP, including PJT Partners Inc., in amounts equal to 50% of the taxable income allocated to such holders for purposes of funding their tax obligations in respect of the income of PJT Partners Holdings LP that is allocated to them, which we refer to as "tax distributions." In certain periods, we expect that PJT Partners Inc. will receive tax distributions in excess of the amount required to cover cash dividends, if any, declared by us, and taxes and payments under the tax receivable agreement payable by PJT Partners Inc. To the extent the amount of accumulated cash at PJT Partners Inc. becomes material in future periods, we anticipate that the Board will consider appropriate actions, which may include increasing our cash dividend or paying special cash dividends to holders of our Class A common stock. Partnership Unit holders will not be precluded from effecting exchanges under our exchange agreement, as amended, prior to any such actions being taken. Because PJT Partners Inc. must pay taxes and make payments under the tax receivable agreement, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by PJT Partners Holdings LP to its limited partners on a per unit basis.

Our revolving credit facility includes, and financing arrangements that we may enter into in the future may include, restrictive covenants that limit our ability to pay dividends or repurchase our capital stock. In addition, PJT Partners Holdings LP is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of PJT Partners Holdings LP (with certain exceptions) exceed the fair value of its assets. Subsidiaries of PJT Partners Holdings LP are generally subject to similar legal limitations on their ability to make distributions to PJT Partners Holdings LP.

Stock Performance

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent we specifically incorporate it by reference into such filing. Our stock price performance shown in the graph below is not indicative of future stock price performance.

The stock performance graph below compares the performance of an investment in our Class A common stock from December 31, 2018 through December 31, 2023, with that of the S&P 500 Index and the S&P Financials Index. The graph assumes $100 was invested in our Class A common stock on December 31, 2018, and in the S&P 500 Index and the S&P Financials Index on December 31, 2018. It also assumes that the dividends were reinvested on the date of payment without payment of commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among PJT Partners Inc., the S&P 500 Index
and the S&P 500 Financials Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

Share Repurchases in the Fourth Quarter of 2023

	Total Number of Shares Repurchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (a)
October 1 to October 31	—	$ —	—	$ 67.8 Million
November 1 to November 30	23,485	84.09	23,485	65.8 Million
December 1 to December 31	90,000	98.17	90,000	57.0 Million
Total	113,485	$ 95.26	113,485	$ 57.0 Million

(a) On February 6, 2024, the Company announced that the Board authorized a $500 million Class A common stock repurchase program, which replaced the then-existing $200 million repurchase program authorized on April 25, 2022, of which $57.0 million was remaining as of December 31, 2023. Under the new repurchase program, which has no expiration date, shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased depend on a variety of factors, including legal requirements, price, and economic and market conditions. The repurchase program may be suspended or discontinued at any time and does not have a specified expiration date.

Unregistered Sales/Issuances of Equity Securities and Use of Proceeds

In connection with the issuance during the fourth quarter of 2023 of LTIP Units in PJT Partners Holdings LP to certain personnel and the transfer of Partnership Units in PJT Partners Holdings LP, PJT Partners Inc. issued two corresponding shares of its Class B common stock, par value $0.01 per share, to these limited partners. The issuance of Class B common stock was not registered under the Securities Act of 1933 because such shares were not issued in a transaction involving the offer or sale of securities.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with PJT Partners Inc.'s Consolidated Financial Statements and the related notes included in this Annual Report on Form 10-K.

Our Business

PJT Partners is a premier, global, advisory-focused investment bank that was built from the ground up to be different. Our highly experienced, collaborative teams provide independent advice coupled with old-world, high-touch client service. This ethos has allowed us to attract some of the very best talent in the markets in which we operate. We deliver leading advice to many of the world's most consequential companies, effect some of the most transformative transactions and restructurings and raise billions of dollars of capital around the globe to support startups and more established companies.

Further information regarding our business is provided in "Part I. Item 1. Business" of this filing.

Business Environment

Economic and global financial conditions can materially affect our operational and financial performance. See "Part I. Item 1A. Risk Factors" of this filing for a discussion of some of the factors that can affect our performance.

M&A is a cyclical business that is impacted by macroeconomic conditions. There are several factors weighing on global M&A activity in the intermediate-term, including monetary policy, greater economic and geopolitical uncertainty and slowing global growth. Worldwide M&A announced volumes during 2023 were down 17% compared with 2022[1] as these factors adversely impacted the strength of strategic activity. While we expect the markets to recover to historical relationships, between M&A activity and broader market benchmarks, the pace of such recovery remains unclear.

Global restructuring and liability management activity remained at elevated levels throughout 2023 as elevated interest rates, dislocated capital markets and slowing economic growth drove an increase in balance sheet restructurings and liability management activity. Restructuring activity during the year was driven by a mix of both liability management activity as well as in-court restructuring assignments as companies, creditors and financial sponsors continued to focus on comprehensive capital structure solutions. Both liability management and more traditional restructuring transactions remain dispersed across a broad cross section of industries and geographies.

Given the global macroeconomic environment and supply of alternative investment opportunities in the market seeking capital, limited partners have become more discerning in their deployment of capital for both existing and new fund manager relationships. Investors continue to focus on existing relationships and, as a result, the bar for fund managers to attract new investors remains high as a flight to quality persists. As it relates to secondary activity, market volatility has increased resulting from rising inflation, supply chain disruption and geopolitical events. As a result, market sentiment has shifted away from highly concentrated portfolio structures in favor of diversification.

---

[1] Source: LSEG Global Mergers & Acquisitions Review for Full Year of 2023 as of December 31, 2023.

Key Financial Measures

Revenues

Substantially all of our revenues are derived from contracts with clients to provide advisory and placement services. This revenue is primarily a function of the number of active engagements we have, the size of each of those engagements and the fees we charge for our services.

We provide a range of strategic advisory, shareholder advisory, capital markets advisory, and restructuring and special situations services to corporations, financial sponsors, institutional investors and governments around the world. In conjunction with providing restructuring advice, we may also assist with raising various forms of financing, including debt and equity. Our private capital solutions services include providing General Partner solutions and investing solutions to clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets. Our fund placement services primarily serve a diverse range of investment strategies, including private equity, alternative credit/hedge funds, and real estate. We advise on all aspects of the fundraising process including competitive positioning and market assessment, marketing materials and related documentation including partnership terms and conditions most prevalent in the current environment. We also provide public and private placement fundraising services to our corporate clients and recognize placement and underwriting fees based on the successful completion of the transaction.

The amount and timing of the fees paid vary by the type of engagement and are typically based on retainers, completion of a transaction or a capital raise. Fees earned for services provided to alternative asset managers are typically recognized upon acceptance by a fund of capital or capital commitments (referred to as a "closing"), in accordance with terms set forth in individual agreements. For commitment based fees, revenue is recognized over time as commitments are accepted. Fees for such closed-end fund arrangements are generally paid in installments over three or four years and interest is charged to the outstanding balance at an agreed upon rate, such as the Secured Overnight Financing Rate or an alternate reference rate, plus a market-based margin. For funds with multiple closings, the constraint on variable consideration is lifted upon each closing. For open-end fund structures, placement fees are typically calculated as a percentage of a placed investor's month-end net asset value. Typically, we earn fees for such open-end fund structures over a four year period. For these arrangements, revenue is recognized over time as the constraint over variable consideration is lifted. We may receive non-refundable up-front fees in our contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided.

A transaction can fail to be completed for many reasons, including global and/or regional economic conditions, failure of parties to agree upon final terms, to secure necessary board or shareholder approvals, to secure necessary financing or to achieve necessary regulatory approvals. In the case of bankruptcy engagements, fees are subject to approval of the court.

Interest Income and Other – Interest Income and Other represents interest typically earned on Cash and Cash Equivalents, investments in Treasury securities and outstanding placement fees receivable; foreign exchange gains and losses arising from transactions denominated in currencies other than U.S. dollars; sublease income; and the amount of expense reimbursement invoiced to clients related to out-of-pocket expenses. Interest on placement fees receivable is earned from the time revenue is recognized and is calculated as mutually agreed upon with the receivable counterparty. Interest receivable is included in Accounts Receivable, Net in the Consolidated Statements of Financial Condition.

Expenses

Compensation and Benefits – Compensation and Benefits expense includes salaries, restricted and unrestricted cash awards, benefits, employer taxes and equity-based compensation associated with the grants of equity-based awards to partners and employees. Changes in this expense are driven by fluctuations in the number of employees, the composition of our workforce, business performance, compensation adjustments in relation to market movements, changes in rates for employer taxes and other cost increases affecting benefit plans. The expense associated with our restricted and unrestricted cash award and equity plans can also have a significant impact on this expense category and may vary from year to year. Certain awards are expensed over the expected service period for partners and employees who are or will become retirement eligible prior to the stated vesting date. Over time, a greater number of partners and employees may become retirement eligible and the related requisite service period over which the expense is recognized will be shorter than the stated vesting period.

We maintain compensation programs, including salaries, annual incentive compensation (that may include components of unrestricted cash, restricted cash and/or equity-based awards) and benefits programs. We manage compensation to estimates of competitive levels based on market conditions and performance. Our level of compensation reflects our plan to maintain competitive compensation levels to retain key personnel and it reflects the impact of newly-hired senior professionals, including related grants of equity awards that are generally valued at their grant date fair value.

Increasing the number of high-caliber, experienced senior level employees is critical to our growth efforts and our continued investment in senior talent may also increase compensation and benefits expense. These hires generally do not generate significant revenue in the year they are hired.

Our remaining expenses are the other costs typical to operating our business, which generally consist of:

- *Occupancy and Related* – consisting primarily of costs related to leased property, including rent, maintenance, real estate taxes, utilities and other related costs. Our company headquarters are located in New York, New York, and we maintain additional offices in the U.S. and throughout the world;

- *Travel and Related* – consisting of costs for our partners and employees to render services where our clients are located;

- *Professional Fees* – consisting primarily of consulting, audit and tax, senior advisors, recruiting, legal and other professional services;

- *Communications and Information Services* – consisting primarily of costs for our technology infrastructure, business applications and cybersecurity related costs;

- *Depreciation and Amortization* – consisting of depreciation and amortization on our furniture, equipment, leasehold improvements and intangible assets; and

- *Other Expenses* – consisting primarily of provision for credit losses, regulatory fees, insurance, fees paid for access to external market data, advertising, charitable contributions, and other general operating expenses.

Income Taxes – PJT Partners Inc. is a corporation subject to U.S. federal, state and local income taxes in jurisdictions where it does business. Our businesses generally operate as partnerships for U.S. federal and state purposes and as corporate entities in non-U.S. jurisdictions. In the U.S. federal and state jurisdictions, taxes related to income earned by these entities generally represent obligations of the individual members and partners.

The operating entities have generally been subject to New York City Unincorporated Business Tax and to entity-level income taxes imposed by state and local as well as non-U.S. jurisdictions, as applicable. These taxes have been reflected in our consolidated financial statements.

PJT Partners Inc. is subject to U.S. corporate federal, state and local income tax on its allocable share of results of operations from the holding partnership (PJT Partners Holdings LP).

Non-Controlling Interests

PJT Partners Inc. is a holding company and its only material asset is its controlling equity interest in PJT Partners Holdings LP, a holding partnership that holds the Company's operating subsidiaries, and certain cash and cash equivalents it may hold from time to time. As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. operates and controls all of the business and affairs and consolidates the financial results of PJT Partners Holdings LP and its operating subsidiaries. The portion of net income attributable to the non-controlling interests is presented separately in the Consolidated Statements of Operations.

Consolidated Results of Operations

The following table sets forth our consolidated results of operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,			2023 vs. 2022		2022 vs. 2021	
	2023	2022	2021	$	%	$	%
	(Dollars in Thousands)						
Revenues							
Advisory Fees	$1,026,646	$ 823,496	$ 762,723	$ 203,150	25%	$ 60,773	8%
Placement Fees	102,611	192,890	216,692	(90,279)	(47%)	(23,802)	(11%)
Interest Income and Other	23,925	9,119	12,530	14,806	162%	(3,411)	(27%)
Total Revenues	1,153,182	1,025,505	991,945	127,677	12%	33,560	3%
Expenses							
Compensation and Benefits	805,385	669,141	640,040	136,244	20%	29,101	5%
Occupancy and Related	40,420	35,253	34,686	5,167	15%	567	2%
Travel and Related[1]	31,190	30,404	10,811	786	3%	19,593	181%
Professional Fees	36,581	27,200	27,209	9,381	34%	(9)	(0%)
Communications and Information Services	17,157	16,897	18,060	260	2%	(1,163)	(6%)
Depreciation and Amortization	14,047	15,475	15,750	(1,428)	(9%)	(275)	(2%)
Other Expenses[1]	30,793	29,664	25,940	1,129	4%	3,724	14%
Total Expenses	975,573	824,034	772,496	151,539	18%	51,538	7%
Income Before Provision for Taxes	177,609	201,471	219,449	(23,862)	(12%)	(17,978)	(8%)
Provision for Taxes	31,927	36,699	29,494	(4,772)	(13%)	7,205	24%
Net Income	145,682	164,772	189,955	(19,090)	(12%)	(25,183)	(13%)
Net Income Attributable to Non-Controlling Interests	63,883	74,238	83,787	(10,355)	(14%)	(9,549)	(11%)
Net Income Attributable to PJT Partners Inc.	$ 81,799	$ 90,534	$ 106,168	$ (8,735)	(10%)	$ (15,634)	(15%)

(1) Certain balances on the Consolidated Statements of Operations in the prior periods have been reclassified to conform to their current presentation. For the years ended December 31, 2022 and 2021, this resulted in a reclassification of $5.2 million and $1.7 million, respectively, from Other Expenses to Travel and Related. This reclassification had no impact on net income or Consolidated Statements of Financial Condition.

Revenues

The following table provides revenue statistics for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	2022	2021
Total Number of Clients	381	405	399
Total Number of Fees of at least $1 Million from Client Transactions	198	187	159

There were no clients representing greater than 10% of revenues for the years ended December 31, 2023, 2022 and 2021.

Total Revenues were $1,153.2 million for the year ended December 31, 2023 compared with $1,025.5 million for the year ended December 31, 2022, a 12% increase. Advisory Fees were $1,026.6 million for the year ended December 31, 2023, an increase of $203.1 million compared with $823.5 million for the year ended December 31, 2022. The increase in Advisory Fees was due to an increase in restructuring revenues, which was partially offset by decreases in strategic advisory and private capital solutions. Placement Fees were $102.6 million for the year ended December 31, 2023, a decrease of $90.3 million compared with $192.9 million for the year ended December 31, 2022. The decrease in Placement Fees was principally due to a decrease in fund placement revenues. Interest Income and Other revenues were $23.9 million, an increase from $9.1 million in the prior year, principally due to higher interest income.

Expenses

Expenses were $975.6 million for the year ended December 31, 2023, an increase of $151.5 million compared with $824.0 million for the year ended December 31, 2022. The increase in expenses was principally attributable to increases in Compensation and Benefits, Professional Fees and Occupancy and Related expenses of $136.2 million, $9.4 million and $5.2 million, respectively. The increase in Compensation and Benefits was driven by the combination of higher revenues and a higher accrual rate compared with the prior year. Professional Fees increased principally due to higher consulting and legal expenses relating to the firm's business activities. Occupancy and Related increased principally due to the further expansion of our New York headquarters.

Provision for Taxes

The Company's Provision for Taxes for the year ended December 31, 2023 was $31.9 million compared with $36.7 million for the year ended December 31, 2022. This resulted in an effective tax rate of 18.0% and 18.2%, respectively, based on our Income Before Provision for Taxes of $177.6 million and $201.5 million for the years ended December 31, 2023 and 2022, respectively.

Non-Controlling Interests

Net Income Attributable to Non-Controlling Interests is calculated by multiplying the Income Before Provision for Taxes by the percentage allocation of the income between the holders of Partnership Units and holders of Class A common stock of PJT Partners Inc. after considering any contractual arrangements that govern the allocation of income.

We have omitted the discussion of the earliest of the three years covered in the 2023 Annual Report on Form 10-K. Such discussion is included in "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2022 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 24, 2023, and is incorporated herein by reference.

Liquidity and Capital Resources

General

We regularly monitor our liquidity position, including cash and cash equivalents, investments, working capital assets and liabilities, any commitments and other liquidity requirements.

Our assets have been historically comprised of cash and cash equivalents, investments, receivables arising from advisory and placement engagements and operating lease right-of-use assets. Our liabilities generally include accrued compensation and benefits, accounts payable and accrued expenses, taxes payable and operating lease liabilities. We expect to pay a significant amount of incentive compensation toward the end of each year and during the beginning of the next calendar year with respect to the prior year's results. A portion of annual compensation may be awarded with equity-based compensation and thus requires less cash. We expect levels of cash to decline at the end of the year and during the first quarter of each year after incentive compensation is paid to our employees. We then expect cash to build throughout the remainder of the year.

On February 1, 2021, PJT Partners Holdings LP, as borrower (the "Borrower"), entered into a Renewal and Modification Agreement (the "Renewal Agreement") and related documents with First Republic Bank (now part of JPMorgan Chase), as lender (the "Lender"), amending the terms of the Borrower's revolving credit facility with the Lender under the Amended and Restated Loan Agreement dated October 1, 2018 (the "Amended and Restated Loan Agreement"). On February 7, 2023, the Renewal Agreement was further amended to extend the maturity date to October 1, 2024. Further information regarding the Renewal Agreement and Amended and Restated Loan Agreement can be found in Note 14. "Commitments and Contingencies—Commitments, Line of Credit" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing.

As of December 31, 2023 and 2022, we were in compliance with the debt covenants under the Renewal Agreement and Amended and Restated Loan Agreement, respectively. Additionally, as of December 31, 2023 and 2022, there were no borrowings outstanding under the revolving credit facility.

We evaluate our cash needs on a regular basis in light of current market conditions. As of December 31, 2023 and 2022, we had cash, cash equivalents and short-term investments of $436.9 million and $223.5 million, respectively.

Our liquidity is highly dependent upon cash receipts from clients, which are generally dependent upon the successful completion of transactions as well as the timing of receivable collections. As of December 31, 2023 and 2022, total accounts receivable, net of allowance for credit losses, were $263.5 million and $317.8 million, respectively. As of December 31, 2023 and 2022, the allowance for credit losses was $2.4 million and $1.9 million, respectively. Included in Accounts Receivable, Net are long-term receivables of $84.4 million and $133.3 million as of December 31, 2023 and 2022, respectively, related to placement fees that are generally paid in installments over a period of three to four years.

Sources and Uses of Liquidity

Our primary cash needs are for working capital, paying operating expenses, including cash compensation to our employees, exchanging of Partnership Units for cash, repurchasing shares of the Company's Class A common stock, paying income taxes, dividend payments, partnership tax distributions, capital expenditures, making payments pursuant to the tax receivable agreement, commitments and strategic investments. We expect to fund these liquidity requirements through cash flows from operations and borrowings under our revolving credit facility. Our ability to fund these needs will depend, in part, on our ability to generate or raise cash in the future which depends on our future financial results, which are subject to general economic, financial, competitive, legislative and regulatory factors.

Additionally, our ability to generate positive cash flow from operations will be impacted by global economic conditions. If our cash flows from operations are significantly reduced, we may need to borrow from our revolving credit facility, incur debt, or issue additional equity. Although we believe that our revolving credit facility, and our ability to renew it, will permit us to finance our operations on acceptable terms and conditions for the foreseeable future, our access to, and the availability of, financing on acceptable terms and conditions in the future will be impacted by many factors, including: business performance; our credit ratings or absence of a credit rating; the liquidity of the overall capital markets; the current state of the economy; and stability of our lending institution. We cannot provide any assurance that such financing will be available to us on acceptable terms or that such financing will be available at all. We believe that our future cash from operations and availability under our revolving credit facility, together with our access to funds on hand, will provide adequate resources to fund our liquidity and capital needs.

Regulatory Capital

We actively monitor our regulatory capital base. We are subject to regulatory requirements in the U.S. and certain international jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, recordkeeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. See Note 15. "Regulated Entities" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing for further information. The licenses under which we operate are meant to be appropriate to conduct our business. We believe that we provide each of these entities with sufficient capital and liquidity, consistent with their business and regulatory requirements.

Our activities may also be subject to regulation, including regulatory capital requirements, by various other foreign jurisdictions and self-regulatory organizations.

We do not anticipate that compliance with any and all such requirements will materially adversely impact the availability of funds for domestic and parent-level purposes.

Exchange Agreement

Subject to the terms and conditions of the exchange agreement, as amended, between us and certain of the holders of Partnership Units (other than PJT Partners Inc.), Partnership Units are exchangeable at the option of the holder for cash or, at our election, for shares of our Class A common stock on a one-for-one basis. Depending on our liquidity and capital resources, market conditions, the timing and concentration of exchange requests and other considerations, we may choose to fund exchanges of Partnership Units with available cash, borrowings or new issuances of Class A common stock or to settle exchanges by issuing Class A common stock to the exchanging holder of Partnership Units.

See Note 13. "Transactions with Related Parties—Exchange Agreement" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing for further information.

Share Repurchase Program

On February 6, 2024, the Company announced that the Board authorized a $500 million Class A common stock repurchase program, which replaced the then-existing $200 million repurchase program authorized on April 25, 2022, of which $57.0 million was remaining as of December 31, 2023. Under the new repurchase program, which has no expiration date, shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased depend on a variety of factors, including legal requirements, price, and economic and market conditions. The repurchase program may be suspended or discontinued at any time and does not have a specified expiration date.

See Note 11. "Stockholders' Equity—Treasury Stock" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing for further information.

Commitments and Contingencies

Litigation

With respect to our litigation matters, including any litigation discussed under the caption "Legal Proceedings" elsewhere in this report, we are not currently able to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support such an assessment, including quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by courts on motions or appeals, analysis by experts or the status of any settlement negotiations. While the ultimate outcome and the costs associated with litigation are inherently uncertain and difficult to predict, we believe, based on current knowledge and after consultation with counsel, that we are not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company.

Guarantee

The Company provides a guarantee to a lending institution for certain loans held by employees for investment in funds of its former Parent, which are secured by the underlying investments in those funds. The amount guaranteed was $2.3 million and $3.3 million as of December 31, 2023 and 2022, respectively. In connection with this guarantee, we currently expect any associated risk of loss to be insignificant.

Indemnifications

We have entered and may continue to enter into contracts that contain a variety of indemnification obligations. Our maximum exposure under these arrangements is not known; however, we currently expect any associated risk of loss to be insignificant.

In connection with these matters, we have incurred and may continue to incur legal expenses, which are expensed as incurred.

Contractual Obligations

We have entered into operating leases, primarily with respect to office space in our various locations. Further disclosure regarding our leases is provided in Note 12. "Leases" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing.

As of December 31, 2023, we had an amount due of $29.7 million pursuant to the tax receivable agreement, which represents management's best estimate of the amounts currently expected to be owed under the tax receivable agreement. Actual payments may differ significantly from estimated payments. Further disclosure regarding the tax receivable agreement is presented in Note 2. "Summary of Significant Accounting Policies—Amount Due Pursuant to Tax Receivable Agreement" and Note 13. "Transactions with Related Parties—Tax Receivable Agreement" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing.

Estimating the amount of payments that may be made under the tax receivable agreement entered into with the holders of Partnership Units (other than PJT Partners Inc.) is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of PJT Partners Holdings LP, the payments that PJT Partners Inc. may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual cash tax savings that PJT Partners Inc. realizes in respect of the tax attributes subject to the tax receivable agreement and/or distributions to PJT Partners Inc. by PJT Partners Holdings LP are not sufficient to permit PJT Partners Inc. to make payments under the tax receivable agreement after it has paid taxes. Late payments under the tax receivable agreement generally will accrue interest at an uncapped rate equal to SOFR plus 72 basis points.

Pursuant to the employee matters agreement entered into with Blackstone, we have agreed to pay Blackstone the net realized cash benefit resulting from certain compensation-related tax deductions. Amounts are payable annually (for periods in which a cash benefit is realized) within nine months of the end of the relevant tax period. The amount of the tax benefit liability was $0.1 million as of December 31, 2023. Further disclosure regarding this liability is provided in Note 14. "Commitments and Contingencies—Transactions and Agreements with Blackstone, Employee Matters Agreement" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing.

Other

See Notes 8, 10, 12 and 14 in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing for further information in connection with income taxes, equity-based and other deferred compensation plans, leasing arrangements and commitments, respectively.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. In applying many of these accounting principles, we need to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances, which are often subjective. Actual results may be affected negatively based on changing circumstances. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following comprise the most significant estimates and judgments used in the preparation of our consolidated financial statements and could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments.

Revenue from Contracts with Customers

At contract inception, we assess the services promised in our contracts with customers and identify a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, we consider all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, we allocate the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which we expect to be entitled in exchange for transferring the promised services to the customer.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized.

For performance obligations that are satisfied at a point in time, we have determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, at that point we have a present right to payment, we have transferred the output of the service and the customer has significant risks and rewards of ownership.

Compensation and Benefits

Compensation and Benefits includes salaries, restricted and unrestricted cash awards, benefits, employer taxes and equity-based compensation associated with the grants of equity-based awards to partners and employees. Compensation costs relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately. Restricted cash awards are expensed over the vesting period on a straight-line basis. Certain awards are expensed over the expected service period for partners and employees who are or will become retirement eligible prior to the stated vesting date.

In certain instances, we may grant equity-based awards containing both a service and a market condition. The effect of the market condition is reflected in the grant date fair value of the award and, for some awards, in the requisite service period based on a derived service period. Compensation cost is recognized for an award with a market condition over the requisite service period, provided that the requisite service period is completed, irrespective of whether the market condition is satisfied. If a recipient terminates employment before completion of the requisite service period, any compensation cost previously recognized is reversed. If the market condition is satisfied after the service condition but before the derived service period, the remaining unrecognized compensation cost is accelerated.

At our discretion, we may provide compensation to certain employees with repayment obligations and/or service provisions. Such payments are recorded in Compensation and Benefits in the Consolidated Statements of Operations. We assess the potential risk of forfeiture and likelihood of recouping amounts paid, and if deemed necessary, record a provision for forfeitures in the financial statements.

Recent Accounting Developments

Information regarding recent accounting developments and their impact on PJT Partners can be found in Note 2. "Summary of Significant Accounting Policies—Recent Accounting Developments" in the "Notes to Consolidated Financial Statements" in "—Item 8. Financial Statements and Supplementary Data" of this filing.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Credit Risk

Our business is not capital-intensive and we do not invest in derivative instruments or, generally, borrow. As a result, we are not subject to significant market risk (including interest rate risk, foreign currency exchange rate risk and commodity price risk) or credit risk. Notwithstanding the foregoing, current economic and geopolitical uncertainty and slowing global growth could have a material adverse effect on the Company's consolidated financial statements.

Risks Related to Cash, Cash Equivalents and Investments

Our cash and cash equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash and cash equivalents are maintained in U.S. and non-U.S. bank accounts and are held at six financial institutions. In addition to cash and cash equivalents, we hold investments in Treasury securities, certain of which are classified as Investments in our Consolidated Statements of Financial Condition. We believe our cash, cash equivalents and short-term investments are not subject to any material interest rate risk, equity price risk, credit risk or other market risk based on our diversified use of global and regional financial institutions and the short-term nature of the securities.

Credit Risk

We estimate our allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. We maintain an allowance for credit losses that, in our opinion, reflects current expected credit losses. As of December 31, 2023 and 2022, the allowance for credit losses was $2.4 million and $1.9 million, respectively.

Exchange Rate Risk

We are exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of our non-U.S. dollar denominated or based assets and liabilities. In addition, the reported amounts of our revenues may be affected by movements in the rate of exchange between the transaction currency and the U.S. dollar, the currency in which our financial statements are denominated. The principal non-U.S. dollar currencies include the pound sterling, the euro, the Hong Kong dollar and the Japanese yen. For the years ended December 31, 2023, 2022 and 2021, the impact of the fluctuation of foreign currencies in Other Comprehensive Income (Loss), Net of Tax – Currency Translation Adjustment in the Consolidated Statements of Comprehensive Income were a gain of $3.2 million, and losses of $5.3 million and $1.4 million, respectively, and in Interest Income and Other in the Consolidated Statements of Operations, a loss of $3.5 million, a gain of $0.9 million and a loss of $2.0 million, respectively. We have not entered into any transaction to hedge our exposure to these foreign currency fluctuations through the use of derivative instruments or other methods at this time. Given the geopolitical uncertainty and the ongoing economic impact, elevated interest rates and heightened inflation, exchange rate fluctuations between the U.S. dollar and other currencies could unfavorably affect our consolidated financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of PJT Partners Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of PJT Partners Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue from Contracts with Customers – Refer to Notes 2 & 3 to the financial statements

Critical Audit Matter Description

The Company's services provided under contracts with customers include advisory and placement services. Fees related to these services are primarily recognized over time using a time-based method as the customer simultaneously receives and consumes the benefits as they are provided. With respect to the transaction price, the consideration to which the Company expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Company's influence and/or contains a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Company has determined it is probable that there is not a significant risk of a revenue reversal in the future.

In certain circumstances, management may be required to apply judgment in determining the timing of when there is no longer uncertainty associated with the variable consideration and when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur (e.g. when publicly available information regarding the close of a transaction is not available). We identified revenue recognition as a critical audit matter because of the judgment involved in determining the timing of when there is no longer uncertainty associated with the variable consideration and whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. This required a high degree of auditor judgment and increased extent of effort to audit and evaluate the client's determination.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the timing of recording of revenue from contracts with customers included the following, among others:

- We tested the effectiveness of controls over revenue, including those over the timing of recording revenue.

- We selected a sample of contracts for which revenue was recognized in 2023 and January 2024 and performed the following:

  – Evaluated whether the Company appropriately recognized revenue in the correct period by obtaining and evaluating evidence, including, but not limited to, inquiry with management, transaction close documents, transaction related press releases, confirmations, court approvals, executed agreements and communications regarding the extent of uncertainty associated with variable consideration.

  – Evaluated whether it was probable that a significant reversal in the amount of cumulative revenue recognized would not occur by obtaining and evaluating evidence indicated above.

/s/ Deloitte & Touche LLP

New York, New York
February 28, 2024

We have served as the Company's auditor since 2015.

PJT Partners Inc.
Consolidated Statements of Financial Condition
(Dollars in Thousands, Except Share and Per Share Data)

	December 31,		
	2023		**2022**
Assets			
Cash and Cash Equivalents	$ 355,543	$	173,235
Investments (at fair value)	81,382		50,242
Accounts Receivable (net of allowance for credit losses of $2,391 and $1,945 at December 31, 2023 and 2022, respectively)	263,529		317,751
Intangible Assets, Net	12,960		17,880
Goodwill	172,725		172,725
Furniture, Equipment and Leasehold Improvements, Net	25,901		30,693
Operating Lease Right-of-Use Assets	299,200		119,025
Other Assets	151,278		99,929
Deferred Tax Asset, Net	72,460		69,172
Total Assets	$ 1,434,978	$	1,050,652
Liabilities and Equity			
Accrued Compensation and Benefits	$ 174,402	$	83,920
Accounts Payable, Accrued Expenses and Other Liabilities	22,302		24,782
Operating Lease Liabilities	330,600		135,627
Amount Due Pursuant to Tax Receivable Agreement	29,672		30,315
Taxes Payable	6,573		3,451
Deferred Revenue	10,265		12,999
Total Liabilities	573,814		291,094
Commitments and Contingencies			
Equity			
Class A Common Stock, par value $0.01 per share (3,000,000,000 shares authorized; 32,356,489 and 31,062,575 issued at December 31, 2023 and 2022, respectively; 24,185,439 and 24,479,286 outstanding at December 31, 2023 and 2022, respectively)	324		310
Class B Common Stock, par value $0.01 per share (1,000,000 shares authorized; 144 issued and outstanding at December 31, 2023; 158 issued and outstanding at December 31, 2022)	—		—
Additional Paid-In Capital	619,702		502,585
Retained Earnings	118,332		60,969
Accumulated Other Comprehensive Loss	(467)		(2,274)
Treasury Stock at Cost (8,171,050 and 6,583,289 shares at December 31, 2023 and 2022, respectively)	(493,222)		(376,484)
Total PJT Partners Inc. Equity	244,669		185,106
Non-Controlling Interests	616,495		574,452
Total Equity	861,164		759,558
Total Liabilities and Equity	$ 1,434,978	$	1,050,652

See notes to consolidated financial statements.

PJT Partners Inc.
Consolidated Statements of Operations
(Dollars in Thousands, Except Share and Per Share Data)

	Year Ended December 31,		
	2023	2022	2021
Revenues			
Advisory Fees	$ 1,026,646	$ 823,496	$ 762,723
Placement Fees	102,611	192,890	216,692
Interest Income and Other	23,925	9,119	12,530
Total Revenues	1,153,182	1,025,505	991,945
Expenses			
Compensation and Benefits	805,385	669,141	640,040
Occupancy and Related	40,420	35,253	34,686
Travel and Related	31,190	30,404	10,811
Professional Fees	36,581	27,200	27,209
Communications and Information Services	17,157	16,897	18,060
Depreciation and Amortization	14,047	15,475	15,750
Other Expenses	30,793	29,664	25,940
Total Expenses	975,573	824,034	772,496
Income Before Provision for Taxes	177,609	201,471	219,449
Provision for Taxes	31,927	36,699	29,494
Net Income	145,682	164,772	189,955
Net Income Attributable to Non-Controlling Interests	63,883	74,238	83,787
Net Income Attributable to PJT Partners Inc.	$ 81,799	$ 90,534	$ 106,168
Net Income Per Share of Class A Common Stock			
Basic	$ 3.24	$ 3.61	$ 4.25
Diluted	$ 3.12	$ 3.51	$ 3.99
Weighted-Average Shares of Class A Common Stock Outstanding			
Basic	25,255,327	25,077,835	24,959,382
Diluted	41,882,034	26,616,640	42,358,705

See notes to consolidated financial statements.

PJT Partners Inc.
Consolidated Statements of Comprehensive Income
(Dollars in Thousands)

	Year Ended December 31,		
	2023	2022	2021
Net Income	$ 145,682	$ 164,772	$ 189,955
Other Comprehensive Income (Loss), Net of Tax —			
Currency Translation Adjustment	3,249	(5,304)	(1,444)
Comprehensive Income	148,931	159,468	188,511
Less:			
Comprehensive Income Attributable to Non-Controlling Interests	65,325	71,839	83,126
Comprehensive Income Attributable to PJT Partners Inc.	$ 83,606	$ 87,629	$ 105,385

See notes to consolidated financial statements.

PJT Partners Inc.
Consolidated Statements of Changes in Equity
(Dollars in Thousands, Except Share Data)

| | Shares | | | | | | | Accumulated Other | | | |
	Class A Common Stock	Class B Common Stock	Treasury Stock	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive (Loss)	Treasury Stock	Non-Controlling Interests	Total
Balance at December 31, 2022	31,062,575	158	(6,583,289)	$ 310	$ —	$ 502,585	$ 60,969	$ (2,274)	$ (376,484)	$ 574,452	$ 759,558
Net Income	—	—	—	—	—	—	81,799	—	—	63,883	145,682
Other Comprehensive Income	—	—	—	—	—	—	—	1,807	—	1,442	3,249
Dividends Declared ($1.00 Per Share of Class A Common Stock)	—	—	—	—	—	—	(24,436)	—	—	—	(24,436)
Tax Distributions	—	—	—	—	—	—	—	—	—	(42,909)	(42,909)
Equity-Based Compensation	—	—	—	—	—	157,837	—	—	—	20,698	178,535
Net Share Settlement	—	—	—	—	—	(19,406)	—	—	—	—	(19,406)
Deliveries of Vested Shares of Class A Common Stock	1,293,914	—	—	14	—	(14)	—	—	—	—	—
Change in Ownership Interest	—	(14)	—	—	—	(21,300)	—	—	—	(1,071)	(22,371)
Treasury Stock Purchases	—	—	(1,587,761)	—	—	—	—	—	(116,738)	—	(116,738)
Balance at December 31, 2023	32,356,489	144	(8,171,050)	$ 324	$ —	$ 619,702	$ 118,332	$ (467)	$ (493,222)	$ 616,495	$ 861,164

(continued)

See notes to consolidated financial statements.

PJT Partners Inc.
Consolidated Statements of Changes in Equity
(Dollars in Thousands, Except Share Data)

| | Shares | | | | | Additional | Retained | Accumulated Other | | Non- | |
	Class A Common Stock	Class B Common Stock	Treasury Stock	Class A Common Stock	Class B Common Stock	Paid-In Capital	Earnings (Deficit)	Comprehensive Income (Loss)	Treasury Stock	Controlling Interests	Total
Balance at December 31, 2021	29,248,457	159	(4,929,044)	$ 292	$ —	$ 391,242	$ (4,933)	$ 631	$ (267,000)	$ 517,340	$ 637,572
Net Income	—	—	—	—	—	—	90,534	—	—	74,238	164,772
Other Comprehensive Loss	—	—	—	—	—	—	—	(2,905)	—	(2,399)	(5,304)
Dividends Declared ($1.00 Per Share of Class A Common Stock)	—	—	—	—	—	—	(24,632)	—	—	—	(24,632)
Tax Distributions	—	—	—	—	—	—	—	—	—	(38,338)	(38,338)
Equity-Based Compensation	—	—	—	—	—	143,949	—	—	—	21,579	165,528
Net Share Settlement	—	—	—	—	—	(17,792)	—	—	—	—	(17,792)
Deliveries of Vested Shares of Class A Common Stock	1,814,118	—	—	18	—	(18)	—	—	—	—	—
Change in Ownership Interest	—	(1)	—	—	—	(14,796)	—	—	—	2,032	(12,764)
Treasury Stock Purchases	—	—	(1,654,245)	—	—	—	—	—	(109,484)	—	(109,484)
Balance at December 31, 2022	31,062,575	158	(6,583,289)	$ 310	$ —	$ 502,585	$ 60,969	$ (2,274)	$ (376,484)	$ 574,452	$ 759,558

(continued)

See notes to consolidated financial statements

49

PJT Partners Inc.
Consolidated Statements of Changes in Equity
(Dollars in Thousands, Except Share Data)

	Shares			Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Treasury Stock	Non-Controlling Interests	Total
	Class A Common Stock	Class B Common Stock	Treasury Stock								
Balance at December 31, 2020	27,293,085	194	(3,476,731)	$ 267	$ —	$ 349,363	$ (33,127)	$ 1,414	$ (163,658)	$ 533,587	$ 687,846
Net Income							106,168			83,787	189,955
Other Comprehensive Loss								(783)		(661)	(1,444)
Dividends Declared ($3.20 Per Share of Class A Common Stock)							(77,974)				(77,974)
Tax Distributions										(37,830)	(37,830)
Equity-Based Compensation						101,465				7,448	108,913
Net Share Settlement						(22,773)					(22,773)
Deliveries of Vested Shares of Class A Common Stock	1,955,372			25		(25)					
Change in Ownership Interest		(35)				(36,788)				(68,991)	(105,779)
Treasury Stock Purchases			(1,452,313)						(103,342)		(103,342)
Balance at December 31, 2021	29,248,457	159	(4,929,044)	$ 292	$ —	$ 391,242	$ (4,933)	$ 631	$ (267,000)	$ 517,340	$ 637,572

See notes to consolidated financial statements.

50

PJT Partners Inc.
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating Activities			
Net Income	$ 145,682	$ 164,772	$ 189,955
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities			
Equity-Based Compensation Expense	178,535	165,528	108,913
Depreciation and Amortization Expense	14,047	15,475	15,750
Amortization of Operating Lease Right-of-Use Assets	22,613	20,735	19,175
Deferred Taxes	(1,929)	1,784	7,096
Provision for Credit Losses	4,889	2,817	2,869
Other	(935)	2,793	(4,674)
Cash Flows Due to Changes in Operating Assets and Liabilities			
Accounts Receivable	51,904	(32,497)	(61,034)
Other Assets	(33,515)	(42,659)	(3,060)
Accrued Compensation and Benefits	88,238	(35,347)	(131,388)
Accounts Payable, Accrued Expenses and Other Liabilities	(28,240)	(20,830)	(23,470)
Taxes Payable	3,022	105	847
Deferred Revenue	(2,777)	55	3,182
Net Cash Provided by Operating Activities	441,534	242,731	124,161
Investing Activities			
Purchases of Investments	(328,767)	(143,929)	(97,638)
Proceeds from Sales and Maturities of Investments	298,348	94,128	235,457
Purchases of Furniture, Equipment and Leasehold Improvements	(3,927)	(3,434)	(6,472)
Net Cash Provided by (Used in) Investing Activities	(34,346)	(53,235)	131,347
Financing Activities			
Dividends	(24,436)	(24,632)	(77,974)
Proceeds from Revolving Credit Facility	15,000	42,000	15,000
Payments on Revolving Credit Facility	(15,000)	(42,000)	(15,000)
Tax Distributions	(42,909)	(38,338)	(37,830)
Employee Taxes Paid for Shares Withheld	(19,406)	(17,792)	(22,773)
Cash-Settled Exchanges of Partnership Units	(22,288)	(15,120)	(109,574)
Treasury Stock Purchases	(116,738)	(109,484)	(103,342)
Payments Pursuant to Tax Receivable Agreement	(2,300)	(4,655)	(1,890)
Net Cash Used in Financing Activities	(228,077)	(210,021)	(353,383)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,197	(6,721)	(1,157)
Net Increase (Decrease) in Cash and Cash Equivalents	182,308	(27,246)	(99,032)
Cash and Cash Equivalents, Beginning of Period	173,235	200,481	299,513
Cash and Cash Equivalents, End of Period	$ 355,543	$ 173,235	$ 200,481
Supplemental Disclosure of Cash Flows Information			
Payments for Income Taxes, Net of Refunds Received	$ 23,288	$ 28,578	$ 30,933
Payments for Interest	$ 20	$ 133	$ 10
Non-Cash Receipt of Shares	$ —	$ —	$ 1,125

See notes to consolidated financial statements.

1.   ORGANIZATION

PJT Partners Inc. and its consolidated subsidiaries (the "Company" or "PJT Partners") offer a unique portfolio of advisory and placement services designed to help clients achieve their strategic objectives.

On October 1, 2015, Blackstone Inc. ("Blackstone" or the "former Parent") distributed on a pro rata basis to its common unitholders all of the issued and outstanding shares of Class A common stock of PJT Partners Inc. held by it. This pro rata distribution is referred to as the "Distribution." The separation of the PJT Partners business from Blackstone and related transactions, including the Distribution, the internal reorganization that preceded the Distribution and the acquisition by PJT Partners of PJT Capital LP (together with its general partner and their respective subsidiaries, "PJT Capital") that occurred substantially concurrently with the Distribution, is referred to as the "spin-off."

As the sole general partner of PJT Partners Holdings LP, PJT Partners Inc. operates and controls all of the business and affairs and consolidates the financial results of PJT Partners Holdings LP and its operating subsidiaries. The Company operates through the following subsidiaries: PJT Partners LP, PJT Partners (UK) Limited, PJT Partners (HK) Limited, PJT Partners Park Hill (Spain) A.V., S.A.U., PJT Partners (Germany) GmbH, PJT Partners (France) SAS and PJT Partners Japan K.K.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP").

Intercompany transactions have been eliminated for all periods presented.

Certain balances on the Consolidated Statements of Operations in the prior periods have been reclassified to conform to their current presentation. For the years ended December 31, 2022 and 2021, this resulted in a reclassification of $5.2 million and $1.7 million, respectively, from Other Expenses to Travel and Related. This reclassification had no impact on net income or Consolidated Statements of Financial Condition.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. In preparing the consolidated financial statements, management makes estimates regarding the recognition of revenue, adequacy of the allowance for credit losses, assumptions used in the provision for income taxes, measurement of equity-based compensation and other matters that affect the reported amounts and disclosures in the consolidated financial statements.

Revenue Recognition

The Company provides a range of strategic advisory, shareholder advisory, capital markets advisory, and restructuring and special situations services to corporations, financial sponsors, institutional investors and governments around the world. In conjunction with providing restructuring advice, the Company may also assist with raising various forms of financing, including debt and equity. Private capital solutions services include providing General Partner solutions and investing solutions to clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets. The Company's fund placement services primarily serve a diverse range of investment strategies, including private equity, alternative credit/hedge funds, and real estate. The Company advises on all aspects of the fundraising process including competitive positioning and market assessment, marketing materials and related documentation including partnership terms and conditions most prevalent in the current environment. The Company also provides public and private placement fundraising services to corporate clients.

At contract inception, the Company assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Company allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Company expects to be entitled in exchange for transferring the promised services to the customer.

The Company's primary performance obligation with respect to advisory and placement services is to stand ready to perform a broad range of services the client may need over the course of the engagement. Fees related to these performance obligations are recognized over time using a time-based measure of progress.

The Company may also be engaged to provide a fairness opinion to the client, amend contract terms, provide underwriting services or arrange interim financing. The Company has determined that the delivery of these services represents a separate performance obligation that is satisfied at a point in time when each is completed and delivered to the client as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price, the consideration to which the Company expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Company's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Company has determined it is probable that there is not a significant risk of a revenue reversal in the future. With respect to contracts to provide advisory services, fees may vary in each engagement, but payments are generally due promptly upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. With respect to contracts to provide placement services, fees are generally payable upon completion of a fund closing or may be paid in installments over three or four years with interest being charged to the outstanding balance. With respect to such fees paid over time, the Company has determined there is not a significant financing component related to such contracts. Fees earned for placement services to corporate clients are typically payable upon completion.

Additionally, the Company is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These expenses are recorded in the relevant expense caption in the Consolidated Statements of Operations when incurred and recognized as revenue and recorded in Accounts Receivable, Net when these amounts are invoiced to the customer. Such revenue amounts are recorded in Interest Income and Other in the Consolidated Statements of Operations.

Determining the Timing of Satisfaction of Performance Obligations

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Company has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

For performance obligations that are satisfied at a point in time, the Company has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, at that point the Company has a present right to payment, the Company has transferred the output of the service and the customer has significant risks and rewards of ownership.

Contract Balances

The timing of revenue recognition may differ from the timing of payment. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment.

The Company may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Company may receive payment of certain announcement, retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded as Deferred Revenue in the Consolidated Statements of Financial Condition.

The Company does not establish a provision for refunds or similar obligations. Additionally, the Company is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Company may incur incremental costs. The Company has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Company does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing services and are generally expensed as incurred, except for performance obligations that are satisfied at a point in time. For contracts with customers where a performance obligation is satisfied at a point in time, out-of-pocket expenses, where material, are capitalized and subsequently expensed in the Consolidated Statements of Operations upon satisfaction of the performance obligation.

Interest Income and Other – Interest Income and Other represents interest typically earned on Cash and Cash Equivalents, investments in Treasury securities and outstanding placement fees receivable; foreign exchange gains and losses arising from transactions denominated in currencies other than U.S. dollars; sublease income; and the amount of expense reimbursement invoiced to clients related to out-of-pocket expenses. Interest on placement fees receivable is earned from the time revenue is recognized and is calculated as mutually agreed upon with the receivable counterparty. Interest receivable is included in Accounts Receivable, Net in the Consolidated Statements of Financial Condition.

Fair Value of Financial Instruments

The carrying value of financial instruments, including accounts receivable, other assets, accounts payable, accrued expenses, taxes payable and other liabilities approximates their fair value. The carrying value of cash and cash equivalents and investments are reported at fair value.

GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

- Level I – Quoted prices are available in active markets for identical financial instruments as of the reporting date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level III – Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.

In making an assessment of the fair value hierarchy classification of investments in Treasury securities, the Company considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run," which is the most liquid version of the maturity band). These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields. The financial instruments described above are classified as either Level I or Level II in the fair value hierarchy.

Cash, Cash Equivalents and Investments

Cash and Cash Equivalents include short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. Cash and Cash Equivalents are maintained in U.S. and non-U.S. bank accounts and are held at six financial institutions. Also included in Cash and Cash Equivalents are amounts held in bank accounts that are subject to advance notification to withdraw, which totaled $9.2 million and $0.6 million as of December 31, 2023 and 2022, respectively.

Treasury securities with original maturities greater than three months when purchased are classified as Investments in the Consolidated Statements of Financial Condition.

Accounts Receivable

Accounts Receivable, Net includes receivables related to services provided in contracts with customers. Included in Accounts Receivable, Net are long-term receivables that relate to placement fees that are generally paid in installments over a period of three to four years. The Company generally charges interest on long-term receivables as mutually agreed upon with the receivable counterparty.

Additional disclosures regarding accounts receivable are discussed in Note 4. "Accounts Receivable and Allowance for Credit Losses."

Allowance for Credit Losses

The Company estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience, including write-offs and recoveries that have occurred during the period, provides the basis for the estimation of expected credit losses.

The allowance for credit losses is measured on a collective basis when similar risk characteristics exist in the Company's accounts receivable. The Company has classified its accounts receivable into short-term and long-term receivables, both of which relate to revenues from contracts with customers, in estimating the allowance for credit losses. Short-term receivables generally have payment terms less than one year and share similar historical credit loss patterns including write-offs and recoveries. These receivables arise from the Company's performance obligation of standing ready to perform. Long-term receivables are generally paid in installments over a period of three to four years. These receivables share similar historical credit loss patterns including write-offs and recoveries, and arise from the Company's performance obligation of providing corporate and fund placement services.

The Company measures the allowance for credit losses using the loss-rate method by multiplying the historical loss rate by the asset's amortized cost (including accrued interest) at the balance sheet date. The historical loss rate is derived from the Company's historical loss experience over the prior three year period.

The Company reduces both the gross receivable and the allowance for credit losses in the period in which the receivable(s) are deemed uncollectible. The Company considers a receivable to be uncollectible at the point when all efforts at collection have been exhausted. A recovery may occur if cash is received after a receivable balance has been written off. Such recovery would be recorded as an increase to the allowance at the time of the recovery.

Goodwill and Intangible Assets

Goodwill recorded arose from the contribution and reorganization of Blackstone's predecessor entities in 2007 immediately prior to Blackstone's initial public offering ("IPO"), the acquisition of PJT Capital LP that occurred on October 1, 2015 and the acquisition of CamberView Partners Holdings, LLC ("CamberView") that occurred on October 1, 2018. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach and more frequently if circumstances indicate impairment may have occurred. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Company's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value or when the quantitative approach is used, a quantitative assessment is performed to (a) calculate the fair value of the reporting unit and compare it to its carrying value, and (b) if the carrying value exceeds its fair value, to measure an impairment loss.

The Company's intangible assets are derived from (a) customer relationships that were established as part of Blackstone's IPO and the acquisition of CamberView, and (b) the value of the trade name as part of the acquisitions of PJT Capital LP and CamberView. Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of four to fifteen years, reflecting the average time over which such intangible assets are expected to contribute to cash flows. Amortization expense is included in Depreciation and Amortization in the Consolidated Statements of Operations. The Company does not hold any indefinite-lived intangible assets. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Furniture, Equipment and Leasehold Improvements

Furniture, Equipment and Leasehold Improvements, Net consist primarily of leasehold improvements, furniture, fixtures and equipment and office equipment, and are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements are the lesser of the lease terms or the life of the asset, generally ten to fifteen years, and five to seven years for other fixed assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation and amortization are included in Depreciation and Amortization in the Consolidated Statements of Operations.

Leases

The Company determines at inception if an arrangement is, or contains, a lease.

The Company leases office space under non-cancelable lease agreements, which expire at various dates through 2041. The lease arrangements for office space typically contain payments to the lessor for common area maintenance charges and reimbursement for certain other costs that are not fixed. The Company accounts for these costs as variable lease costs and does not include them in the lease component.

Right-of-Use Assets ("ROU assets") represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. The Company's lease agreements generally do not provide an implicit rate, so the Company estimates the incremental borrowing rate considering the collateral, term and the economic environment of the lease arrangement with reference to the Company's loan agreement. Certain leases may include options to extend or terminate and the Company reflects such renewal or termination option in the lease term when it is reasonably certain to exercise the option.

The Company records ROU assets and lease liabilities for operating leases in Operating Lease Right-of-Use Assets and Operating Lease Liabilities, respectively, on the Consolidated Statements of Financial Condition.

The Company does not record ROU assets or lease liabilities for leases with a term of twelve months or less. Lease expense for such leases is recognized on a straight-line basis.

Foreign Currency

In the normal course of business, the Company may enter into transactions not denominated in U.S. dollars. Foreign exchange gains and losses arising on such transactions are recorded in Interest Income and Other in the Consolidated Statements of Operations. In addition, the Company consolidates a number of businesses that have a non-U.S. dollar functional currency. Non-U.S. dollar denominated assets and liabilities are translated to U.S. dollars at the exchange rate prevailing at the reporting date and income, expenses, gains and losses are translated at the prevailing monthly average exchange rate on the dates they were recorded. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated operations are recorded in Other Comprehensive Income.

Non-Controlling Interests

Non-Controlling Interests are presented separately from Equity in the Consolidated Statements of Financial Condition and the portion of net income attributable to the non-controlling interests is presented separately in the Consolidated Statements of Operations.

Repurchases of Common Stock

Shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The Company may structure such repurchases as either a purchase of treasury stock or a retirement of shares. The Company records its purchases of treasury stock at cost as a separate component of Equity. The Company may re-issue treasury stock, at average cost.

Compensation and Benefits

Compensation and Benefits includes salaries, restricted and unrestricted cash awards, benefits, employer taxes and equity-based compensation associated with the grants of equity-based awards to partners and employees. Compensation costs relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately. Restricted cash awards are expensed over the vesting period on a straight-line basis. Certain awards are expensed over the expected service period for partners and employees who are or will become retirement eligible prior to the stated vesting date.

In certain instances, the Company may grant equity-based awards containing both a service and a market condition. The effect of the market condition is reflected in the grant date fair value of the award and, for some awards, in the requisite service period based on a derived service period. Compensation cost is recognized for an award with a market condition over the requisite service period, provided that the requisite service period is completed, irrespective of whether the market condition is satisfied. If a recipient terminates employment before completion of the requisite service period, any compensation cost previously recognized is reversed. If the market condition is satisfied after the service condition but before the derived service period, the remaining unrecognized compensation cost is accelerated.

At the Company's discretion, the Company may provide compensation to certain employees with repayment obligations and/or service provisions. Such payments are recorded in Compensation and Benefits in the Consolidated Statements of Operations. The Company assesses the potential risk of forfeiture and likelihood of recouping amounts paid, and if deemed necessary, records a provision for forfeitures in the financial statements.

Income Taxes

PJT Partners Inc. is a corporation subject to U.S. federal, state and local income taxes in jurisdictions where it does business. The Company's businesses generally operate as partnerships for U.S. federal and state purposes and as corporate entities in non-U.S. jurisdictions. In the U.S. federal and state jurisdictions, taxes related to income earned by these entities generally represent obligations of the individual members and partners.

The operating entities have generally been subject to New York City Unincorporated Business Tax and to entity-level income taxes imposed by state and local as well as non-U.S. jurisdictions, as applicable. These taxes have been reflected in the Company's consolidated financial statements.

PJT Partners Inc. is subject to U.S. corporate federal, state and local income tax on its allocable share of results of operations from the holding partnership (PJT Partners Holdings LP).

Current tax liabilities are recorded in Taxes Payable in the Consolidated Statements of Financial Condition.

The Company uses the asset and liability method of accounting for deferred tax assets and liabilities. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using the enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when the Company believes that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company records uncertain tax positions on the basis of a two-step process: (a) a determination is made whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (b) those tax positions that meet the recognition threshold described in the first step are recorded based on the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the tax authority.

The effects of tax adjustments and settlements with taxing authorities are presented in the Company's consolidated financial statements in the period to which they relate as if the Company were a separate tax filer in those years.

The Company recognizes accrued interest and penalties related to uncertain tax positions in Other Expenses in the Consolidated Statements of Operations, as applicable.

Unrecognized tax benefits are recorded in Taxes Payable in the Consolidated Statements of Financial Condition, as applicable.

The Organization for Economic Co-operation and Development ("OECD") Pillar Two Model Rules ("Pillar Two") set forth for a global 15% minimum tax on the income arising in each jurisdiction in which the Company operates. Many such jurisdictions have implemented or are in the process of implementing Pillar Two and it is expected to be applicable for annual periods beginning on or after December 31, 2023. The Company is currently assessing the impact that Pillar Two will have on its consolidated financial statements.

Amount Due Pursuant to Tax Receivable Agreement

Holders of common units of partnership interest in PJT Partners Holdings LP ("Partnership Units") (other than PJT Partners Inc.) may, subject to the terms and conditions set forth in the partnership agreement of PJT Partners Holdings LP, on a quarterly basis (subject to the terms of the exchange agreement, as amended), exchange their Partnership Units for cash or, at the Company's election, for shares of Class A common stock of PJT Partners Inc. on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. PJT Partners Holdings LP has made an election under Section 754 of the Internal Revenue Code effective for each taxable year in which an exchange of Partnership Units for cash or for shares of Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of PJT Partners Holdings LP at the time of an exchange of Partnership Units. Stock-settled exchanges and certain of these cash-settled exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of PJT Partners Holdings LP. These increases in tax basis may reduce the amount of tax that PJT Partners Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Company has entered into a tax receivable agreement with the holders of Partnership Units (other than PJT Partners Inc.) that provides for the payment by PJT Partners Inc. to exchanging holders of Partnership Units of 85% of the benefits, if any, that PJT Partners Inc. is deemed to realize as a result of the increases in tax basis related to such exchanges of Partnership Units and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This payment obligation is an obligation of PJT Partners Inc. and not of PJT Partners Holdings LP. PJT Partners Inc. expects to benefit from the remaining 15% of cash tax savings, if any, in income tax it realizes.

For purposes of the tax receivable agreement, the cash tax savings in income tax is computed by comparing the actual income tax liability of PJT Partners Inc. (calculated with certain assumptions) to the amount of such taxes that PJT Partners Inc. would have been required to pay had there been no increase to the tax basis of the assets of PJT Partners Holdings LP as a result of the exchanges and had PJT Partners Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement continues until all such tax benefits have been utilized or expired, unless PJT Partners Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or PJT Partners Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations generally will be accelerated and due as if PJT Partners Inc. had exercised its right to terminate the tax receivable agreement.

The Company accounts for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from exchanges as follows:

- the Company records an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal, state and local tax rates at the date of the exchange;

- to the extent the Company estimates that it will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, the Company's expectation of future earnings, the Company reduces the deferred tax asset with a valuation allowance; and

- the Company records 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the Amount Due Pursuant to Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to Additional Paid-In Capital.

The effects of changes in estimates after the date of the redemption or exchange as well as subsequent changes in the enacted tax rates are included in net income.

Net Income Per Share of Class A Common Stock

Basic Net Income Per Share is computed using the weighted-average number of shares of Class A common stock outstanding; vested, undelivered restricted stock units ("RSUs"); and unvested RSUs that have met requisite service requirements.

Diluted Net Income Per Share is computed using the number of shares of Class A common stock included in the Basic Net Income Per Share calculation, and if dilutive, the incremental common stock that the Company would issue upon the assumed vesting of RSUs using the treasury stock method and the assumed conversion of Partnership Units using the if-converted method.

Contingencies and Litigation

The Company records loss contingencies if (a) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the consolidated financial statements, and (b) the amount of loss can be reasonably estimated. If one or both criteria for accrual are not met, but there is at least a reasonable possibility that a loss will occur, the Company does not record an accrual for a loss contingency but describes the contingency and provides detail, when possible, of the estimated potential loss or range of loss. If an estimate cannot be made, a statement to that effect is made. Costs incurred with defending matters are expensed as incurred.

Recent Accounting Developments

In November 2023, the Financial Accounting Standards Board ("FASB") issued guidance on improvements to reportable segment disclosures. The guidance primarily requires enhanced disclosures about significant segment expenses. The guidance is effective for annual periods beginning after December 15, 2023, with early adoption permitted. The Company is currently assessing the impact that adoption will have on its consolidated financial statements.

In December 2023, the FASB issued guidance to improve its income tax disclosure requirements. The guidance enhances existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently assessing the impact that adoption will have on its consolidated financial statements.

3. REVENUES FROM CONTRACTS WITH CUSTOMERS

The following table provides a disaggregation of revenues recognized from contracts with customers for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	2022	2021
Advisory Fees	$ 1,026,646	$ 823,496	$ 762,723
Placement Fees	102,611	192,890	216,692
Interest Income from Placement Fees and Other	17,019	10,173	7,001
Revenues from Contracts with Customers	$ 1,146,276	$ 1,026,559	$ 986,416

Remaining Performance Obligations and Revenue Recognized from Past Performance

As of December 31, 2023, the aggregate amount of the transaction price allocated to performance obligations yet to be satisfied was $55.6 million and the Company generally expects to recognize this revenue within the next twelve months. Such amounts relate to the Company's performance obligations of providing advisory and placement services.

The Company recognized revenue of $22.6 million, $57.8 million and $15.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, related to performance obligations that were fully satisfied in prior periods, primarily due to constraints on variable consideration in prior periods being resolved. Such amounts related primarily to the provision of corporate and fund placement services. The majority of Fee Revenue recognized by the Company during the years ended December 31, 2023, 2022 and 2021 was predominantly related to performance obligations that were partially satisfied in prior periods.

Contract Balances

There were no significant impairments related to contract balances during the years ended December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, $12.6 million and $11.5 million, respectively, of revenue was recognized that was included in the beginning balance of Deferred Revenue, primarily related to the Company's performance obligation of standing ready to perform. In certain contracts, the Company receives customer expense advances, which are also considered to be contract liabilities. As of December 31, 2023 and 2022, the Company recorded $2.0 million and $1.8 million, respectively, in Accounts Payable, Accrued Expenses and Other Liabilities in the Consolidated Statements of Financial Condition primarily related to expense advances.

4. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses consist of the following:

	Year Ended December 31,		
	2023	2022	2021
Beginning Balance	$ 1,945	$ 1,853	$ 1,330
Provision for Credit Losses	4,889	2,817	2,869
Write-offs	(4,443)	(2,725)	(2,742)
Recoveries	—	—	396
Ending Balance	$ 2,391	$ 1,945	$ 1,853

Included in Accounts Receivable, Net is accrued interest of $3.4 million and $2.7 million as of December 31, 2023 and 2022, respectively, related to placement fees.

Included in Accounts Receivable, Net are long-term receivables of $84.4 million and $133.3 million as of December 31, 2023 and 2022, respectively, related to placement fees that are generally paid in installments over a period of three to four years.

The Company does not have any long-term receivables on non-accrual status. Of receivables that originated as long-term, there were $1.3 million and $6.5 million as of December 31, 2023 and 2022, respectively, which were outstanding more than 90 days. The Company's allowance for credit losses with respect to long-term receivables was $0.6 million and $0.5 million as of December 31, 2023 and 2022, respectively.

5. **GOODWILL AND INTANGIBLE ASSETS**

As of December 31, 2023 and 2022, the Company's assessment did not result in any impairment of goodwill.

Intangible Assets, Net consists of the following:

| | December 31, | |
	2023	2022
Finite-Lived Intangible Assets		
Customer Relationships	$ 61,276	$ 61,276
Trade Name	9,800	9,800
Total Intangible Assets	71,076	71,076
Accumulated Amortization		
Customer Relationships	(49,314)	(44,964)
Trade Name	(8,802)	(8,232)
Total Accumulated Amortization	(58,116)	(53,196)
Intangible Assets, Net	$ 12,960	$ 17,880

Changes in the Company's Intangible Assets, Net consist of the following:

| | Year Ended December 31, | | |
	2023	2022	2021
Balance, Beginning of Year	$ 17,880	$ 24,386	$ 32,030
Amortization Expense	(4,920)	(6,506)	(7,644)
Balance, End of Year	$ 12,960	$ 17,880	$ 24,386

Amortization of Intangible Assets held at December 31, 2023 is expected to be $4.9 million, $4.8 million and $3.3 million for the years ending December 31, 2024, 2025 and 2026, respectively.

6. **FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS**

Furniture, Equipment and Leasehold Improvements, Net consists of the following:

| | December 31, | |
	2023	2022
Leasehold Improvements	$ 56,456	$ 54,555
Furniture and Fixtures	17,027	18,811
Office Equipment	6,467	5,533
Total Furniture, Equipment and Leasehold Improvements	79,950	78,899
Accumulated Depreciation	(54,049)	(48,206)
Furniture, Equipment and Leasehold Improvements, Net	$ 25,901	$ 30,693

Depreciation expense was $9.1 million, $9.0 million and $8.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

7. FAIR VALUE MEASUREMENTS

The following tables summarize the valuation of the Company's investments by the fair value hierarchy:

	December 31, 2023			
	Level I	Level II	Level III	Total
Treasury Securities	$ —	$ 183,514	$ —	$ 183,514

	December 31, 2022			
	Level I	Level II	Level III	Total
Treasury Securities	$ —	$ 50,242	$ —	$ 50,242

Investments in Treasury securities were included in both Cash and Cash Equivalents and Investments at December 31, 2023 and in Investments at December 31, 2022 in the Consolidated Statements of Financial Condition.

8. INCOME TAXES

The Company's pretax income is associated with activities in domestic and international jurisdictions, as follows:

	Year Ended December 31,		
	2023	2022	2021
Income Before Provision for Taxes			
Domestic	$ 181,815	$ 237,635	$ 235,453
International	(4,206)	(36,164)	(16,004)
Total	$ 177,609	$ 201,471	$ 219,449

The Provision for Income Taxes consists of the following:

	Year Ended December 31,		
	2023	2022	2021
Current			
Federal Income Tax	$ 22,907	$ 22,492	$ 13,673
State and Local Income Tax	7,478	10,664	6,096
Foreign Income Tax	3,471	1,759	2,629
	33,856	34,915	22,398
Deferred			
Federal Income Tax	(3,550)	534	6,742
State and Local Income Tax	1,599	1,151	345
Foreign Income Tax	22	99	9
	(1,929)	1,784	7,096
Provision for Taxes	$ 31,927	$ 36,699	$ 29,494

The following table summarizes the Company's tax position:

	Year Ended December 31,		
	2023	2022	2021
Income Before Provision for Taxes	$ 177,609	$ 201,471	$ 219,449
Provision for Taxes	$ 31,927	$ 36,699	$ 29,494
Effective Income Tax Rate	18.0%	18.2%	13.4%

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate:

| | Year Ended December 31, | | |
	2023	2022	2021
Expected Income Tax Expense at the Federal Statutory Rate	21.0%	21.0%	21.0%
Permanent Differences for Compensation	-0.4%	-0.8%	-2.2%
Income Not Subject to U.S. Corporate Income Taxes	-8.4%	-8.3%	-8.7%
Foreign Income Taxes	1.1%	0.8%	1.2%
State and Local Income Taxes, Net of Federal Benefit	3.5%	3.9%	2.5%
Return to Provision	0.0%	0.8%	-0.1%
Rate Change Impact	0.8%	0.3%	-0.5%
Other	0.4%	0.5%	0.2%
Effective Income Tax Rate	18.0%	18.2%	13.4%

Deferred income taxes reflect the net tax effects of temporary differences that may exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. A summary of the tax effects of the temporary differences is as follows:

| | December 31, | |
	2023	2022
Deferred Tax Assets		
Operating Lease Liabilities	$ 43,835	$ 16,459
Tax Basis Step-Up from Blackstone	7,515	11,252
Deferred Compensation	33,573	24,835
Partner Exchange Basis Step-Up	36,740	38,966
Other	4,769	2,427
Total Deferred Tax Assets	$ 126,432	$ 93,939
Deferred Tax Liabilities		
Operating Lease Right-of-Use Assets	$ 42,110	$ 14,398
Intangible Assets	2,674	2,071
Fixed Assets	303	857
Other	8,885	7,441
Total Deferred Tax Liabilities	53,972	24,767
Deferred Tax Asset, Net	$ 72,460	$ 69,172

The realization of deferred tax assets arising from timing differences and net operating losses requires taxable income in future years in order to deduct the reversing timing differences and absorb the net operating losses. The Company assesses positive and negative evidence in determining whether to record a valuation allowance with respect to deferred tax assets. This assessment is performed separately for each taxing jurisdiction.

The Company considered its cumulative taxable income earned in recent periods and projections of future taxable income based on the growth trajectory of its business as positive evidence in evaluating its ability to utilize the deferred tax assets. The Company's projections of future taxable income currently indicate that it is more likely than not that the deferred tax assets will be realized.

The Company does not believe that it meets the indefinite reversal criteria that would allow the Company to refrain from recognizing any deferred tax liability with respect to its foreign subsidiaries. Accordingly, the Company records a deferred tax liability with respect to an outside basis difference in its investment in a foreign subsidiary, where applicable.

The Company is subject to taxation in the U.S. and various state, local and foreign jurisdictions. As of December 31, 2023, the Company is not generally subject to examination by the tax authorities for years before 2020.

The Company had no unrecognized tax benefits as of December 31, 2023 and 2022.

The Company does not anticipate a material increase or decrease in unrecognized tax benefits during the coming year.

For the years ended December 31, 2023, 2022 and 2021, no interest or penalties were accrued with respect to unrecognized tax positions and there were no settlements with taxing authorities.

During the first quarter of 2023, the Company's holding partnership, PJT Partners Holdings LP, received notice from the Internal Revenue Service that its Form 1065, U.S. Return of Partnership Income, was selected for examination for the tax year ended December 31, 2020. The Company currently does not expect the results of the audit to have any material impact on its consolidated financial statements.

9. NET INCOME PER SHARE OF CLASS A COMMON STOCK

Basic and diluted net income per share of Class A common stock for the years ended December 31, 2023, 2022 and 2021 is presented below:

| | Year Ended December 31, | | |
	2023	2022	2021
Numerator:			
Net Income Attributable to Shares of Class A Common Stock — Basic	$ 81,799	$ 90,534	$ 106,168
Incremental Net Income from Dilutive Securities	49,031	2,810	62,740
Net Income Attributable to Shares of Class A Common Stock — Diluted	$ 130,830	$ 93,344	$ 168,908
Denominator:			
Weighted-Average Shares of Class A Common Stock Outstanding — Basic	25,255,327	25,077,835	24,959,382
Weighted-Average Number of Incremental Shares from Unvested RSUs and Partnership Units	16,626,707	1,538,805	17,399,323
Weighted-Average Shares of Class A Common Stock Outstanding — Diluted	41,882,034	26,616,640	42,358,705
Net Income Per Share of Class A Common Stock			
Basic	$ 3.24	$ 3.61	$ 4.25
Diluted	$ 3.12	$ 3.51	$ 3.99

Partnership Units may be exchanged for PJT Partners Inc. Class A common stock on a one-for-one basis, subject to applicable vesting and transfer restrictions. If all Partnership Units were exchanged for Class A common stock, weighted-average Class A common stock outstanding would be 40,037,804 for the year ended December 31, 2023, excluding unvested RSUs. In computing the dilutive effect, if any, which the aforementioned exchange would have on net income per share, net income attributable to holders of Class A common stock would be adjusted due to the elimination of the non-controlling interests associated with the Partnership Units (including any tax impact). For the year ended December 31, 2023, there were no anti-dilutive securities. For the year ended December 31, 2022, there were 15,045,194 weighted-average Partnership Units that were anti-dilutive. For the year ended December 31, 2021, there were no anti-dilutive securities.

10. EQUITY-BASED AND OTHER DEFERRED COMPENSATION

Overview

On May 24, 2023 the Company adopted the Second Amended and Restated PJT Partners Inc. 2015 Omnibus Incentive Plan (the "PJT Equity Plan"), which amended the Amended and Restated 2015 PJT Partners Inc. Omnibus Incentive Plan. The PJT Equity Plan authorized an additional 16 million shares of Class A common stock for the purpose of providing incentive compensation measured by reference to the value of the Company's Class A common stock or Partnership Units. The PJT Equity Plan provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, partnership interests and other stock-based or cash-based awards. Since October 1, 2015, the Company has authorized 33 million shares of Class A common stock for issuance of new awards under the PJT Equity Plan, of which 15.3 million were available for issuance as of December 31, 2023. The Company intends to use PJT Partners' Class A common stock to satisfy vested awards under the PJT Equity Plan.

The following table represents equity-based compensation expense and related income tax benefit for the years ended December 31, 2023, 2022 and 2021:

| | Year Ended December 31, | | |
	2023	2022	2021
Equity-Based Compensation Expense	$ 178,535	$ 165,528	$ 108,913
Income Tax Benefit	$ 23,553	$ 21,548	$ 14,921

Restricted Stock Units

Pursuant to the PJT Equity Plan and in connection with the annual compensation processes and any ongoing hiring process or acquisitions, the Company issues RSUs, which generally vest over a service life of three to five years. Awards are generally forfeited if the individual ceases to be employed by the Company prior to vesting.

The following table summarizes activity related to unvested RSUs for the year ended December 31, 2023:

| | Restricted Stock Units | |
	Number of Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2022	4,181,075	$ 65.58
Granted	2,664,428	78.03
Dividends Reinvested on RSUs	(11,128)	2.78
Forfeited	(22,968)	72.46
Vested	(1,449,130)	60.53
Balance, December 31, 2023	5,362,277	$ 73.23

As of December 31, 2023, there was $184.3 million of estimated unrecognized compensation expense related to unvested RSU awards. This cost is expected to be recognized over a weighted-average period of 1.4 years. The Company assumes a forfeiture rate of 1.0% to 7.0% annually based on expected turnover and periodically reassesses this rate. The weighted-average grant date fair value with respect to RSUs granted for the years ended December 31, 2022 and 2021 was $63.88 and $73.45, respectively.

RSU Awards with Both Service and Market Conditions

The Company has granted RSU awards containing both service and market conditions. The service condition requirement for these awards is generally three to five years. The market condition will generally be satisfied upon the publicly traded shares of Class A common stock achieving certain volume-weighted average share price targets over various trading periods during the life of the award.

Effective February 10, 2022, the Company granted RSU awards containing both service and market conditions. The effect of the service and market conditions is reflected in the grant date fair value of the award. Compensation cost is recognized over the requisite service period, provided that the service period is completed, irrespective of whether the market condition is satisfied. The service condition requirement with respect to such RSU awards is five years with 20% vesting per annum. The market condition requirement will be 50% satisfied upon the dividend-adjusted publicly traded shares of Class A common stock achieving a volume-weighted average share price over any consecutive 20-day trading period ("20-day VWAP") of $100 and the other 50% will be satisfied ratably upon the dividend-adjusted publicly traded shares of Class A common stock achieving a 20-day VWAP above $100 with the market condition fully satisfied upon achieving a 20-day VWAP of $130 prior to February 26, 2027. No portion of these awards will become vested until both the service and market conditions have been satisfied. During the year ended December 31, 2023, the Company achieved a 20-day VWAP in excess of $100.

The following table summarizes activity related to unvested RSU awards with both a service and market condition for the year ended December 31, 2023:

	RSU Awards with Both Service and Market Conditions	
	Number of Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2022	1,534,012	$ 41.98
Granted	60,000	60.13
Dividends Reinvested on RSUs	(1,137)	37.90
Vested	(173,077)	42.07
Balance, December 31, 2023	1,419,798	$ 42.74

As of December 31, 2023, there was $21.3 million of estimated unrecognized compensation expense related to RSU awards with both a service and market condition. This cost is expected to be recognized over a weighted-average period of 1.6 years. The Company assumes a forfeiture rate of 4.0% to 7.0% annually based on expected turnover and periodically reassesses this rate. The weighted-average grant date fair value with respect to RSUs with both a service and market condition granted for the year ended December 31, 2022 was $41.97. For the year ended December 31, 2021, no RSUs with both a service and market condition were granted.

The Company estimated the fair value of RSU awards with both a service and market condition at grant using a Monte Carlo simulation. The following table presents the assumptions used for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Risk-Free Interest Rate	4.3%	2.0%
Volatility Factor	39.5%	37.0%
Expected Life (in years)	3.6	5.0

Partnership Units

In connection with the annual compensation processes and any ongoing hiring process or acquisitions, certain individuals are issued Partnership Units that, subject to certain terms and conditions, are exchangeable at the option of the holder for cash or, at the Company's election, for shares of PJT Partners Inc. Class A common stock on a one-for-one basis. These Partnership Units generally vest over a service life of three to five years.

The following table summarizes activity related to unvested Partnership Units for the year ended December 31, 2023:

	Partnership Units	
	Number of Partnership Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2022	178,067	$ 60.62
Granted	586,726	76.82
Vested	(91,552)	55.53
Balance, December 31, 2023	673,241	$ 75.43

As of December 31, 2023, there was $40.0 million of estimated unrecognized compensation expense related to unvested Partnership Units. This cost is expected to be recognized over a weighted-average period of 2.5 years. The Company assumes a forfeiture rate of 4.0% annually based on expected turnover and periodically reassesses this rate. The weighted-average grant date fair value with respect to Partnership Units granted for the years ended December 31, 2022 and 2021 was $62.05 and $68.70, respectively.

Partnership Unit Awards with Both Service and Market Conditions

Effective February 10, 2022, the Company granted Partnership Unit awards containing both service and market conditions. The effect of the service and market conditions is reflected in the grant date fair value of the award. Compensation cost is recognized over the requisite service period, provided that the service period is completed, irrespective of whether the market condition is satisfied. The service condition requirement with respect to such Partnership Unit awards is five years with 20% vesting per annum. The market condition requirement will be 50% satisfied upon the dividend-adjusted publicly traded shares of Class A common stock achieving a 20-day VWAP of $100 and the other 50% will be satisfied ratably upon the dividend-adjusted publicly traded shares of Class A common stock achieving a 20-day VWAP above $100 with the market condition fully satisfied upon achieving a 20-day VWAP of $130 prior to February 26, 2027. No portion of these awards will become vested until both the service and market conditions have been satisfied. During the year ended December 31, 2023, the Company achieved a 20-day VWAP in excess of $100.

The following table summarizes activity related to unvested Partnership Unit awards with both a service and market condition for the year ended December 31, 2023:

	Partnership Unit Awards with Both Service and Market Conditions	
	Number of Partnership Units	Weighted-Average Grant Date Fair Value (in dollars)
Balance, December 31, 2022	1,107,768	$ 39.10
Vested	(110,777)	$ 39.10
Balance, December 31, 2023	996,991	$ 39.10

As of December 31, 2023, there was $13.7 million of estimated unrecognized compensation expense related to Partnership Unit awards with both a service and market condition. This cost is expected to be recognized over a weighted-average period of 1.6 years. The Company assumes a forfeiture rate of 4.0% annually based on expected turnover and periodically reassesses this rate. The weighted-average grant date fair value with respect to Partnership Unit awards with both a service and market condition granted for the year ended December 31, 2022 was $39.10. For the years ended December 31, 2023 and 2021, no Partnership Unit awards with both a service and market condition were granted.

The Company estimated the fair value of Partnership Unit awards with both a service and market condition at grant using a Monte Carlo simulation. The following table presents the assumptions used for the year ended December 31, 2022.

Risk-Free Interest Rate	2.0%
Volatility Factor	37.0%
Expected Life (in years)	5.0

Units Expected to Vest

The following unvested units, after expected forfeitures, as of December 31, 2023, are expected to vest:

	Units	Weighted-Average Service Period in Years
Restricted Stock Units	6,447,482	1.5
Partnership Units	1,583,000	1.9
Total Equity-Based Awards	8,030,482	1.5

Deferred Cash Compensation

The Company has periodically issued deferred cash compensation in connection with annual incentive compensation as well as other hiring or retention related awards. These awards typically vest over a period of one to four years. Compensation expense related to deferred cash awards was $41.9 million, $26.6 million and $30.8

million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, there was $76.0 million of unrecognized compensation expense related to these awards. The weighted-average period over which this compensation cost is expected to be recognized is 1.9 years.

11. STOCKHOLDERS' EQUITY

Class A and Class B Common Stock

Holders of shares of the Company's Class A common stock are (a) entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors; (b) entitled to receive dividends when and if declared by the Company's Board of Directors (the "Board") out of funds legally available therefor; and (c) entitled to receive pro rata the Company's remaining assets available for distribution upon any liquidation, dissolution or winding up of the Company.

Partnership Unit holders are granted an accompanying share of Class B common stock. This share of Class B common stock entitles the holder to a number of votes commensurate with such holder's vested and unvested Partnership Units and does not provide any voting power in excess of the holder's economic interest in the Company. Rather, it merely provides a vehicle for a Partnership Unit holder to vote such holder's economic interest in the Company and does not give disproportionate or super-voting rights to holders of Partnership Units and Class B common stock.

In an effort to preserve the tax-free nature of the spin-off, the Company's Certificate of Incorporation provided that holders of Class B common stock were limited to only one vote per share of Class B common stock solely with respect to the election or removal of directors. With the passage of time since the spin-off, this restriction on the voting rights of holders of Class B common stock is no longer operative. Pursuant to the Company's Certificate of Incorporation, upon the request of a holder of Class B common stock and approval by the Board, such holder's Class B common stock would be equalized to provide the same number of votes for the election and removal of directors as it does for all other matters. Accordingly, as of December 31, 2023, the holders of 10.2 million vested and unvested Partnership Units have requested, and the Board has approved, that the shares of Class B common stock held by them provide them with the same number of votes for the election and removal of directors as they do for all other matters.

Holders of shares of the Company's Class B common stock vote together with holders of the Company's publicly traded Class A common stock as a single class on all matters on which such shareholders are entitled to vote generally, except as otherwise required by law.

Non-Controlling Interests

PJT Partners Inc. is the sole general partner of PJT Partners Holdings LP. PJT Partners Inc. owns less than 100% of the economic interest in PJT Partners Holdings LP, but has 100% of the voting power and controls the management of PJT Partners Holdings LP. As of December 31, 2023 and 2022, the non-controlling interest of PJT Partners Holdings LP was 39.0% and 37.6%, respectively. The percentage of the Net Income Attributable to Non-Controlling Interests will vary from this percentage primarily due to the differing level of income taxes applicable to the controlling interest.

Partnership Units are exchangeable at the option of the holder for cash or, at the Company's election, for shares of Class A common stock on a one-for-one basis. The election to exchange Partnership Units is entirely within the control of the holder of Partnership Units, although the Company retains the sole option to determine whether to settle the exchange in either cash or shares of Class A common stock.

PJT Partners Inc. operates and controls all of the business and affairs of PJT Partners Holdings LP and its operating subsidiaries indirectly through its equity interest in PJT Partners Holdings LP; therefore, the shares of Class A common stock outstanding represent the controlling interest.

Treasury Stock

On February 6, 2024, the Company announced that the Board authorized a $500 million Class A common stock repurchase program, which replaced the then-existing $200 million repurchase program authorized on April 25, 2022, of which $57 million was remaining as of December 31, 2023. Under the new repurchase program, which has no expiration date, shares of the Company's Class A common stock may be repurchased from time to time in open market transactions, in privately negotiated transactions or otherwise. The timing and the actual number of shares repurchased depend on a variety of factors, including legal requirements, price and economic and market conditions. The repurchase program may be suspended or discontinued at any time and does not have a specified expiration date.

During the year ended December 31, 2023, the Company repurchased 1.6 million shares of the Company's Class A common stock at an average price per share of $73.50, or $116.7 million in aggregate. The result of these repurchases was an increase of $116.7 million in Treasury Stock in the Company's Consolidated Statement of Financial Condition for the year ended December 31, 2023. With respect to repurchases of the Company's Class A common stock during the year ended December 31, 2022, the Company recorded an increase of $109.5 million in Treasury Stock in the Company's Consolidated Statement of Financial Condition.

12. LEASES

The components of lease expense were as follows:

	Year Ended December 31,		
	2023	2022	2021
Operating Lease Cost	$ 29,318	$ 27,672	$ 27,519
Variable Lease Cost	4,423	3,606	3,090
Short-Term Lease Cost	—	—	102
Sublease Income	(778)	(529)	(909)
Total Lease Cost	$ 32,963	$ 30,749	$ 29,802

Supplemental information related to the Company's operating leases was as follows:

	Year Ended December 31,		
	2023	2022	2021
Cash Paid for Amounts Included in Measurement of Lease Liabilities			
Operating Cash Flows from Operating Leases	$ 25,035	$ 22,488	$ 21,397
Right-of-Use Assets Obtained in Exchange for Operating Lease Liabilities	$ 200,958	$ 6,261	$ 6,765

	Year Ended December 31,	
	2023	2022
Weighted-Average Remaining Lease Term (in years)	15.5	6.8
Weighted-Average Discount Rate	6.8%	4.6%

The following is a maturity analysis of the annual undiscounted cash flows of the Company's operating lease liabilities as of December 31, 2023:

Year Ending December 31,	
2024	$ 29,140
2025	25,856
2026	29,995
2027	30,918
2028	38,919
Thereafter	415,346
Total Lease Payments	570,174
Less: Tenant Improvement Allowances	17,161
Less: Imputed Interest	222,413
Total	$ 330,600

In December 2023, the Company entered into a lease amendment to its New York office lease. The amendment extended the term of certain floor space to 2041, which resulted in an increase to Operating Lease Right of Use Assets and a corresponding increase to Operating Lease Liabilities of $199.1 million. Additionally, the amendment provides for lease of additional floor space. Such lease has not been included in Operating Lease Right of Use Assets and Operating Lease Liabilities as of December 31, 2023 on the Consolidated Statement of Financial Condition as the Company does not yet have the right to use the premises. Commencement is currently anticipated to occur in the first quarter of 2025 with a term that expires in 2041.

13. TRANSACTIONS WITH RELATED PARTIES

Exchange Agreement

The Company has entered into an exchange agreement, as amended, with the limited partners of PJT Partners Holdings LP pursuant to which they (or certain permitted transferees) have the right, subject to the terms and conditions set forth in the limited partnership agreement of PJT Partners Holdings LP, on a quarterly basis, to exchange all or part of their Partnership Units for cash or, at the Company's election, for shares of PJT Partners Inc. Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for splits, unit distributions and reclassifications. Further, pursuant to the terms in the partnership agreement of PJT Partners Holdings LP, the Company may also require holders of Partnership Units who are not Service Providers (as defined in the partnership agreement of PJT Partners Holdings LP) to exchange such Partnership Units. The price per Partnership Unit to be received in a cash-settled exchange will be equal to the fair value of a share of PJT Partners Inc. Class A common stock (determined in accordance with and subject to adjustment under the exchange agreement, as amended). In the event cash-settled exchanges of Partnership Units are funded with new issuances of Class A common stock, the fair value of a share of PJT Partners Inc. Class A common stock will be deemed to be equal to the net proceeds per share of Class A common stock received by PJT Partners Inc. in the related issuance. Accordingly, in this event, the price per Partnership Unit to which an exchanging holder of Partnership Units will be entitled may be greater than or less than the then-current market value of PJT Partners Inc. Class A common stock. The exchange agreement, as amended, also provides that a holder of Partnership Units will not have the right to exchange Partnership Units in the event that PJT Partners Inc. determines that such exchange would be prohibited by law, or would result in any breach of any debt agreement or other material contract of PJT Partners Inc. or PJT Partners Holdings LP. The exchange agreement, as amended, also provides the Company with the ability to decline to exchange should it determine that the exchange would cause unreasonable financial burden on PJT Partners Holdings LP, as determined by the Board.

Certain holders of Partnership Units exchanged 0.3 million and 0.2 million Partnership Units, respectively, for cash in the amounts of $22.3 million and $15.1 million, respectively, for the years ended December 31, 2023 and 2022. Such amounts are recorded as a reduction of Non-Controlling Interests in the Consolidated Statements of Financial Condition. Additionally, 250 thousand Partnership Units were exchanged for shares of PJT Partners Inc. Class A common for the year ended December 31, 2022. There were no exchanges for the shares of PJT Partners Inc. Class A common stock for the year ended December 31, 2023. Exchanges for shares are recorded as a reduction of Non-Controlling Interests and an increase in Additional Paid-In Capital in the Consolidated Statements of Financial Condition.

With respect to the fourth quarter 2023 exchange, the Company elected to exchange 0.2 million Partnership Units for cash on February 13, 2024 for an aggregate payment of $18.7 million. The price per Partnership Unit paid by the Company was $94.76, which was equal to the volume-weighted average price per share of the Company's Class A common stock on February 8, 2024.

Registration Rights Agreement

The Company has entered into a registration rights agreement with the limited partners of PJT Partners Holdings LP pursuant to which the Company granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Company to register under the Securities Act of 1933 shares of Class A common stock delivered in exchange for Partnership Units. The registration rights agreement does not contain any penalties associated with failure to file or to maintain the effectiveness of a registration statement covering the shares owned by individuals covered by such agreement.

Tax Receivable Agreement

The Company has entered into a tax receivable agreement with the holders of Partnership Units (other than PJT Partners Inc.) that provides for the payment by PJT Partners Inc. to exchanging holders of Partnership Units of 85% of the benefits, if any, that PJT Partners Inc. is deemed to realize as a result of the increases in tax basis related to such exchanges of Partnership Units and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. As of December 31, 2023 and 2022, the Company had amounts due of $29.7 million and $30.3 million, respectively, pursuant to the tax receivable agreement, which represent management's best estimate of the amounts currently expected to be owed in connection with the tax receivable agreement. The Company expects to make the following payments with respect to the tax receivable agreement: $2.3 million for each of the years ending December 31, 2024, 2025, 2026, 2027 and 2028; and $18.0 million in years thereafter. Actual payments may differ significantly from estimated payments.

Sublease

The Company has entered into a Sublease Agreement (the "Sublease") with Dynasty Equity Partners Management, LLC ("Dynasty") to sublease a portion of its office space to Dynasty. K. Don Cornwell, a member of the Board, is the CEO and co-founder of Dynasty. The sublease commenced on October 1, 2022 with an initial term of two years. The rent, terms and conditions of the Sublease were consistent with those similar to subleases in the market as of the time the Sublease was entered, and the Company recognized $0.8 million and $0.1 million of sublease income for the years ended December 31, 2023 and 2022, respectively. Such amounts are recorded in Interest Income and Other in the Consolidated Statements of Operations.

Aircraft Lease

The Company makes available to its partners and, on occasion, their family members personal use of a company leased aircraft when it is not being used for business purposes, for which the partners pay the full incremental costs associated with such use. Such amount is not material to the consolidated financial statements.

14.   COMMITMENTS AND CONTINGENCIES

Commitments

Line of Credit

On February 1, 2021, PJT Partners Holdings LP, as borrower (the "Borrower"), entered into a Renewal and Modification Agreement (the "Renewal Agreement") and related documents with First Republic Bank (now part of JPMorgan Chase), as lender (the "Lender"), amending the terms of the Borrower's revolving credit facility with the Lender under the Amended and Restated Loan Agreement dated October 1, 2018 (the "Amended and Restated Loan Agreement"). The Renewal Agreement provides for a revolving credit facility with aggregate commitments in an amount equal to $60.0 million, which aggregate commitments may be increased, pursuant to the terms and conditions set forth in the Renewal Agreement, to up to $80.0 million during the period beginning December 1 each year through March 1 of the following year. The revolving credit facility was scheduled to mature and the commitments thereunder were scheduled to terminate on October 1, 2023, subject to extension by agreement of the Borrower and Lender. On February, 7, 2023, the Renewal Agreement was further amended with the same terms to extend the maturity date to October 1, 2024.

The Renewal Agreement requires the Borrower to maintain certain minimum financial covenants and limits or restricts the ability of the Borrower (subject to certain qualifications and exceptions) to incur additional indebtedness in excess of $20.0 million. Outstanding borrowings under the Renewal Agreement are secured by the accounts receivable of PJT Partners LP.

Outstanding borrowings under the revolving credit facility bear interest equal to the greater of a per annum rate of (a) 2.75%, or (b) the prime rate minus 1.0%. During an event of default, overdue principal under the revolving credit facility bears interest at a rate 2.0% in excess of the otherwise applicable rate of interest. In connection with the closing of the Renewal Agreement, the Borrower paid the Lender certain closing costs and fees. In addition, on and after the closing date, the Borrower will also pay a commitment fee on the undrawn portion of the revolving credit facility of 0.125% per annum, payable quarterly in arrears.

As of December 31, 2023 and 2022, the Company was in compliance with the debt covenants under the Renewal Agreement and Amended and Restated Loan Agreement, respectively.

As of December 31, 2023 and 2022, there were no borrowings outstanding under the revolving credit facility.

Contingencies

Litigation

From time to time, the Company may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Company believes it is not probable and/or reasonably possible that any current legal proceedings or claims (including the matters described below) would individually or in the aggregate have a material adverse effect on the consolidated financial statements of the Company. The Company is not currently able to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support such an assessment, including quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by courts on motions or appeals, analysis by experts or the status of any settlement negotiations.

In June 2017, an action was filed in New York state court by affiliates of Moore Capital against defendants PJT Partners Inc., Park Hill Group LLC and Andrew W.W. Caspersen, arising out of the fraudulent conduct of Caspersen. A principal of Plaintiffs had a personal relationship with Caspersen and Plaintiffs had no relationship with either Park Hill Group LLC or PJT Partners Inc. PJT Partners Inc. and Park Hill Group LLC moved to dismiss the complaint. On August 13, 2018, the court dismissed all of the claims asserted against PJT Partners Inc. and Park Hill Group LLC, except for the fraud-based apparent authority claim. Plaintiffs and PJT Partners Inc. and Park Hill Group LLC appealed the court's decision. On December 3, 2019, the appellate court dismissed the complaint in its entirety against PJT Partners Inc. and Park Hill Group LLC. On January 2, 2020, Plaintiffs filed a motion with the appellate court seeking reargument or, alternatively, leave to appeal, which motion was denied by the appellate court. On September 15, 2020, the New York Court of Appeals granted Plaintiffs permission to file an appeal, which appeal was filed on December 30, 2020. On June 13, 2023, the New York Court of Appeals reversed the dismissals of the two lower courts and reinstated Plaintiff's claim for negligent supervision and retention for further proceedings at the state court. The Company believes it has significant defenses and will continue to vigorously oppose Plaintiffs' sole remaining claim.

In connection with these matters, the Company has incurred and may continue to incur legal expenses, which are expensed as incurred.

Guarantee

The Company provides a guarantee to a lending institution for certain loans held by employees for investment in funds of its former Parent, which are secured by the underlying investments in those funds. The amount guaranteed was $2.3 million and $3.3 million as of December 31, 2023 and 2022, respectively. In connection with this guarantee, the Company currently expects any associated risk of loss to be insignificant.

Indemnifications

The Company has entered and may continue to enter into contracts that contain a variety of indemnification obligations. The Company's maximum exposure under these arrangements is not known; however, the Company currently expects any associated risk of loss to be insignificant.

In connection with these matters, the Company has incurred and may continue to incur legal expenses, which are expensed as incurred.

Transactions and Agreements with Blackstone

Employee Matters Agreement

The Company is required to reimburse Blackstone for the value of forfeited unvested equity awards granted to former Blackstone employees that transitioned to PJT Partners in connection with the spin-off. Such reimbursement is recorded in Accounts Payable, Accrued Expenses and Other Liabilities with an offset to Equity in the Consolidated Statements of Financial Condition. The accrual for these forfeitures was $0.9 million as of each of December 31, 2023 and 2022.

Pursuant to the Employee Matters Agreement, the Company has agreed to pay Blackstone the net realized cash benefit resulting from certain compensation-related tax deductions. Amounts are payable annually (for periods in which a cash benefit is realized) within nine months of the end of the relevant tax period. As of December 31, 2023 and 2022, the Company had accrued $0.1 million and $3.4 million, respectively, which the Company anticipates will be payable to Blackstone after the Company files its respective tax returns. The tax deduction and corresponding payable to Blackstone related to such deliveries will fluctuate primarily based on the price of Blackstone common stock at the time of delivery.

15. REGULATED ENTITIES

Certain subsidiaries of the Company are subject to various regulatory requirements in the U.S., United Kingdom, Hong Kong and Spain, which specify, among other requirements, minimum net capital requirements for registered broker-dealers.

PJT Partners LP is a registered broker-dealer through which advisory and placement services are conducted in the U.S. and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). PJT Partners LP computes net capital based upon the aggregate indebtedness standard, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $100 thousand or 6 2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. PJT Partners LP had net capital of $288.1 million and $125.9 million as of December 31, 2023 and 2022, respectively, which exceeded the minimum net capital requirement by $287.2 million and $124.1 million, respectively. PJT Partners LP does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, has no obligations under the SEC Customer Protection Rule (Rule 15c3-3).

PJT Partners (UK) Limited is authorized and regulated by the United Kingdom's Financial Conduct Authority and is required to maintain minimum capital of the greater of the permanent minimum requirement of £75 thousand or a fixed overhead requirement, defined as 25% of fixed overheads of the preceding year. One third of the fixed overhead requirement must be held in liquid assets. PJT Partners (HK) Limited is licensed with the Hong Kong Securities and Futures Commission and is subject to a minimum liquid capital requirement of HK$3 million. PJT Partners Park Hill (Spain) A.V., S.A.U. is an investment firm authorized and regulated by Spain's National Securities Market Commission and is required to maintain minimum capital of the greater of the permanent minimum requirement of €75 thousand or 25% of the fixed overheads of the preceding year. One third of the fixed overhead requirement must be held in liquid assets. As of December 31, 2023 and 2022, these entities were in compliance with local capital adequacy requirements.

16. BUSINESS INFORMATION

The Company's activities providing advisory and placement services constitute a single reportable segment. An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision maker in assessing performance and making resource allocation decisions. The Company has a single operating segment and therefore a single reportable segment.

The Company is organized as one operating segment in order to maximize the value of advice to clients by drawing upon the diversified expertise and broad relationships of senior professionals across the Company. The chief operating decision maker assesses performance and allocates resources based on broad considerations, including the market opportunity, available expertise across the Company and the strength and efficacy of professionals' collaboration, and not based upon profit or loss measures for the Company's separate product lines.

Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the Company taken as a whole, not by geographic region. The following tables set forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets and therefore may not be reflective of the geography in which the Company's clients are located.

	Year Ended December 31,		
	2023	2022	2021
Revenues			
Domestic	$ 965,948	$ 923,334	$ 873,563
International	187,234	102,171	118,382
Total	$ 1,153,182	$ 1,025,505	$ 991,945

	December 31,	
	2023	2022
Assets		
Domestic	$ 1,215,470	$ 921,274
International	219,508	129,378
Total	$ 1,434,978	$ 1,050,652

The Company was not subject to any material concentrations with respect to its revenues for the years ended December 31, 2023, 2022 and 2021. The Company was not subject to any material concentrations of credit risk with respect to its accounts receivable as of December 31, 2023 and 2022.

17. SUBSEQUENT EVENTS

The Board has declared a quarterly dividend of $0.25 per share of Class A common stock, which will be paid on March 20, 2024 to Class A common stockholders of record on March 6, 2024.

The Company has evaluated the impact of subsequent events through the date these financial statements were issued, and determined there were no subsequent events requiring adjustment or further disclosure to the financial statements besides those described in Note 11. "Stockholders' Equity—Treasury Stock" and Note 13. "Transactions with Related Parties—Exchange Agreement".

SUPPLEMENTAL FINANCIAL INFORMATION

Not applicable.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during our most recent quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its financial statements for external reporting purposes in accordance with accounting principles generally accepted in the U.S.

The Company's internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the framework established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2023 was effective.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements included in this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included below.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of PJT Partners Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PJT Partners Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

New York, New York
February 28, 2024

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, terminated, or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933, as amended).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding directors and executive officers set forth under the caption "Proposal 1—Election of Directors" and "Executive Officers" in our definitive proxy statement to be filed in connection with our 2024 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

The information regarding our Code of Business Conduct and Ethics, our audit committee and our audit committee financial expert under the caption "Corporate Governance" in the Proxy Statement is incorporated herein by reference.

We post our Code of Business Conduct and Ethics on our corporate website at www.pjtpartners.com under the "Investor Relations/Governance/Governance Documents" section. Our Code of Business Conduct and Ethics applies to all directors, officers and employees, including our chairman and chief executive officer and our principal financial and accounting officer. We will post any amendments to the Code of Business Conduct and Ethics, and any waivers that are required to be disclosed by the rules of either the SEC or the NYSE, on our website within the required periods.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the sections captioned "Compensation of Our Executive Officers," "Director Compensation" and "Report of the Compensation Committee" in the Proxy Statement is incorporated herein by reference.

Information regarding our compensation committee and compensation committee interlocks under the caption "Corporate Governance—Board Committees" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained in the sections captioned "Executive Compensation—Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained in the sections captioned "Certain Relationships and Related Person Transactions" and "Corporate Governance—Director Independence" in the Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information regarding our independent registered public accounting firm fees and services in the section captioned "Proposal 5—Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

1.   Financial Statements

The consolidated financial statements required to be filed in this Annual Report on Form 10-K are included in Item 8 above.

2.   Financial Statement Schedules

See "Index to Consolidated Financial Statements" in this Annual Report on Form 10-K included in Item 8 above.

3.   Exhibits:

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and among The Blackstone Group L.P., Blackstone Holdings I L.P., New Advisory GP L.L.C., PJT Partners Inc. and PJT Partners Holdings LP, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
2.2	Agreement and Plan of Merger by and among CamberView Partners Holdings, LLC, PJT Partners Inc., PJT Partners Holdings LP, Blue Merger Sub LLC and CC CVP Partners Holdings, L.L.C., dated as of August 27, 2018 (incorporated herein by reference to Exhibit 2.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018.)
3.1	Restated Certificate of Incorporation of PJT Partners Inc. (incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2023).
3.2	Amended and Restated By-Laws of PJT Partners Inc. (incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020).
10.1	Employee Matters Agreement by and among The Blackstone Group L.P., Blackstone Holdings I L.P., New Advisory GP L.L.C., PJT Partners Inc., PJT Partners Holdings LP, PJT Capital LP, and PJT Management, LLC, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.2	Tax Matters Agreement by and among The Blackstone Group L.P., Blackstone Holdings I/II GP Inc., PJT Partners Inc., PJT Partners Holdings LP, StoneCo IV Corporation, PJT Capital LP, PJT Management, LLC and the seller parties defined therein, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.3	Amended and Restated Loan Agreement, by and between PJT Partners Holdings LP and First Republic Bank (now part of JPMorgan Chase), dated as of October 1, 2018 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2018).
10.4	Renewal Agreement, by and between PJT Partners Holdings LP and First Republic Bank (now part of JPMorgan Chase), dated as of February 4, 2020 (incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020).

Exhibit Number	Description
10.5	Renewal and Modification Agreement, by and between PJT Partners Holdings LP and First Republic Bank (now part of JPMorgan Chase), dated as of February 1, 2021 (incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2021).
10.6	Renewal Agreement, by and between PJT Partners Holdings LP and First Republic Bank (now part of JPMorgan Chase), dated as of April 25, 2022 (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2022).
10.7	Renewal Agreement, by and between PJT Partners Holdings LP and First Republic Bank (now part of JPMorgan Chase), dated as of February 7, 2023 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2023).
10.8	Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.9	Amendment to the Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.10	Amendment No. 2 to the Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, dated as of October 12, 2016 (incorporated herein by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2017).
10.11	Amendment No. 3 to the Second Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, dated as of January 1, 2018 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2018).
10.12	Exchange Agreement by and among PJT Partners Inc., PJT Partners Holdings LP and the holders of partnership units from time to time party thereto, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.13	First Amendment to the Exchange Agreement by and among PJT Partners Inc., PJT Partners Holdings LP and the holders of partnership units from time to time party thereto, dated as of January 10, 2024.
10.14	Tax Receivable Agreement by and among PJT Partners Inc., PJT Partners Holdings LP and each of the limited partners from time to time party thereto, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.15	Registration Rights Agreement by and among PJT Partners Inc. and the covered persons from time to time party thereto, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2015).
10.16+	Amended and Restated PJT Partners Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2019).
10.17+	Second Amended and Restated PJT Partners Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 25, 2023)

Exhibit Number	Description
10.18+	PJT Partners Inc. Amended and Restated Bonus Deferral Plan, dated as of February 22, 2023 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2023).
10.19+	Form of PJT Partners Holdings LP Restricted Bonus Component Agreement (incorporated herein by reference to Exhibit 10.13 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.20+	Partner Agreement between PJT Partners Holdings LP and Paul J. Taubman, dated as of October 9, 2014 (incorporated herein by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form 10 filed with the Securities Exchange Commission on September 3, 2015).
10.21+	Partner Agreement between PJT Partners Holdings LP and Ji-Yeun Lee, dated as of October 9, 2014 (incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.22+	Amendment to Partner Agreement between PJT Partners Holdings LP and Ji-Yeun Lee, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.23+	Amendment to Partner Non-Competition and Non-Solicitation Agreement between PJT Partners Holdings LP and Ji-Yeun Lee, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.24+	Partner Agreement between PJT Partners Holdings LP and Helen T. Meates, dated as of October 1, 2015 (incorporated herein by reference to Exhibit 10.18 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.25+	Partner Agreement between PJT Partners Holdings LP and David Travin, dated as of January 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2022).
10.26+	Form of Director Restricted Stock Unit Grant Agreement (one-time award) (incorporated herein by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.27+	Form of Director Restricted Stock Unit Grant Agreement (annual retainer) (incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016).
10.28+	Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2016).
10.29+	Form of Special Equity Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2017).
10.30+	Form of Performance LTIP Unit Grant Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2022).
10.31+	Form of Performance Restricted Stock Unit Grant Agreement (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2022).

Exhibit Number	Description
10.32	Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2017).
21.1	Subsidiaries of PJT Partners Inc.
23.1	Consent of Deloitte & Touche LLP.
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97.1	PJT Partners Inc. Incentive Compensation Clawback Policy.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because iXBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+   Indicates management or compensatory plan or arrangement

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2024

PJT Partners Inc.

By: /s/ Paul J. Taubman

Name: Paul J. Taubman

Title: Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities and on the dates indicated.

Name	Title	Date
/s/ Paul J. Taubman Paul J. Taubman	Chairman and Chief Executive Officer (Principal Executive Officer)	February 28, 2024
/s/ Helen T. Meates Helen T. Meates	Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2024
/s/ K. Don Cornwell K. Don Cornwell	Director	February 28, 2024
/s/ James Costos James Costos	Director	February 28, 2024
/s/ Emily K. Rafferty Emily K. Rafferty	Director	February 28, 2024
/s/ Thomas M. Ryan Thomas M. Ryan	Director	February 28, 2024
/s/ Grace Reksten Skaugen Grace Reksten Skaugen	Director	February 28, 2024
/s/ Kenneth C. Whitney Kenneth C. Whitney	Director	February 28, 2024

Corporate Information

Corporate Headquarters

PJT Partners Inc.
280 Park Avenue, New York, NY 10017
212.364.7800
www.pjtpartners.com

Stock Listing

PJT Partners Inc. Class A common stock is traded on the New York Stock Exchange under the symbol "PJT." At the close of business on April 22, 2024, there were 83 shareholders of record of our Class A common stock. This does not include shareholders who hold Class A common stock in "street name" through banks or broker-dealers.

Internet Information

Information on PJT Partners' financial reports and its services is available on the internet at www.pjtpartners.com.

Form 10-K

Our Annual Report on Form 10-K is incorporated herein and has been filed with the Securities and Exchange Commission. To request a copy of our Form 10-K, free of charge from the company, please contact Investor Relations.

Corporate Governance at PJT Partners

PJT Partners' Corporate Governance Guidelines, Code of Business Conduct and Ethics, additional information about PJT Partners' Board and its committees and corporate governance at PJT Partners are posted on the corporate governance section of the "Investor Relations" page of the PJT Partners website at www.pjtpartners.com. Shareholders who would like to request printed copies of PJT Partners' Corporate Governance Guidelines, Code of Business Conduct and Ethics or the charters of the Board's Audit, Nominating/Corporate Governance or Compensation Committees (all of which are posted on the PJT Partners website), may do so by sending their requests to our Corporate Secretary, 280 Park Avenue, New York, NY 10017.

Inquiries

Analysts, institutional investors, individual shareholders and others seeking general information should contact Investor Relations at 212.364.7810 or via e-mail at investorrelations@pjtpartners.com.

Annual Meeting of Shareholders

Shareholders are invited to attend the PJT Partners Inc. annual meeting of shareholders on June 20, 2024, beginning at 10:00 a.m., Eastern Time. The meeting will be held virtually via live audio webcast by visiting www.virtualshareholdermeeting.com/PJT2024.

Shareholder Account Assistance

Registered shareholder records are maintained by our Transfer Agent:
American Stock Transfer & Trust Company, LLC
6201 15th Avenue, Brooklyn, NY 11219
Shareholder Service Number: 800.937.5449
www.astfinancial.com

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
30 Rockefeller Plaza, New York, NY 10112

Stock Exchange

The New York Stock Exchange – NYSE Ticker Symbol – PJT

Executive Officers

Paul J. Taubman
*Chairman and
Chief Executive Officer*

Ji-Yeun Lee
Managing Partner

Helen T. Meates
Chief Financial Officer

David A. Travin
General Counsel

Board of Directors

Paul J. Taubman
Chairman

K. Don Cornwell

James Costos[1,3]

Emily K. Rafferty[2,3]
*Chair, Nominating/Corporate
Governance Committee*

Thomas M. Ryan[2,3]
*Lead Independent Director
Chair, Compensation Committee*

Grace R. Skaugen[1]

Kenneth C. Whitney[1]
Chair, Audit Committee

Committee Memberships:
[1] Audit Committee
[2] Compensation Committee
[3] Nominating/Corporate Governance Committee

PJT Partners Inc.
280 Park Avenue, New York, NY 10017
212.364.7800
www.pjtpartners.com